THQ

2001 ANNUAL REPORT



WE'RE INTO WINNING.

WHAT'S YOUR IDEA OF FUN?
BUSTIN' A *HART ATTACK* ACROSS A HUNDRED FOOT GAP?
BRINGING DOWN THE FORCES OF EVIL?
LAVIN' THE SMACKDOWN!™ ON *THE ROCK*™?
NO DOUBT.
AND BEYOND THAT:
GAINING POWER.
BEATING YOUR BEST SCORE.
LEAVING YOUR CHALLENGERS IN THE DUST.
BASICALLY, YOU'RE IN IT TO WIN.
AND SO ARE WE.

THAT'S NOT TO SAY THAT WE SEE THE
INTERACTIVE ENTERTAINMENT SOFTWARE INDUSTRY AS A GAME.
IT'S A FAST-GROWING BUSINESS THAT'S CLEARLY MAINSTREAM.
AND BEHIND ALL THE EXCITEMENT THERE'S A WHOLE LOT OF PLANNING
AND A WHOLE LOT OF EXECUTION.

IN FACT, IN THE YEARS AHEAD,
THE WINNERS WILL BE PRECISELY THOSE COMPANIES LIKE THQ
THAT BUILD ON A CORE OF GREAT CONTENT, LEADING TECHNOLOGY,
DISCIPLINED MANAGEMENT AND SMART OPERATIONS.

THAT'S AT THE HEART OF OUR STRATEGY,
AND WE'RE DELIVERING ON IT.
WITH TOP-QUALITY SOFTWARE.
FOR EVERY GAMER. ON EVERY PLATFORM.
AT EVERY STAGE OF THE DEVELOPMENT CYCLE.

ARE WE WINNING?

NET SALES
(millions)



400
300
200
100
0
'97
'98
'99
'00
'01

NET INCOME
(millions)



40
30
20
10
0
'97
'98*
'99
'00**
'01

OPERATING INCOME
(millions)



60
45
30
15
0
'97
'98*
'99
'00**
'01

EARNINGS PER DILUTED SHARE***



2.00
1.50
1.00
.50
0
'97
'98*
'99
'00**
'01

SHAREHOLDER'S EQUITY
(millions)



400
300
200
100
0
'97
'98
'99
'00
'01

See Notes to Consolidated Financial Statements.

* Before a one-time charge of $7.2 million related to the acquisition of GameFx, Inc. on May 1, 1998.

** Before the May 24, 2000 non-cash charge of $5.9 million net of tax benefit.

FINANCIAL HIGHLIGHTS

In thousands, except per share data	1997	1998	1999	2000	2001
Operating Results					
Net sales	$90,227	$216,716	$303,483	$347,003	$378,992
Net Income	$ 8,587	$ 20,685*	$ 31,326	$ 24,089**	$ 36,013
Earnings per diluted share***	$ 0.50	$ 0.97*	$ 1.48	$ 1.12**	$ 1.52
Diluted shares	17,179	21,229	21,197	21,568	23,749
Financial Position at December 31,					
Working capital	$31,614	$ 48,342	$ 91,860	$110,269	$319,605
Total assets	$56,545	$128,218	$184,057	$229,942	$487,966
Total liabilities	$22,703	$ 66,153	$ 75,751	$ 97,817	$ 89,104
Shareholders' equity	$33,842	$ 62,065	$108,306	$132,125	$398,862

See Notes to Consolidated Financial Statements.

* Before a one-time charge of $7.2 million related to the acquisition of GameFx, Inc. on May 1, 1998.

** Before the May 24, 2000 non-cash charge of $5.9 million net of tax benefit.

*** Amounts do not reflect the 3 for 2 stock split on record date March 26, 2002.

TO OUR STOCKHOLDERS, CUSTOMERS & EMPLOYEES



A year ago, with great enthusiasm, we predicted unprecedented growth in the interactive entertainment software market. And we detailed how THQ was positioned to lead this new era. We based our projections on the incredible potential of next-generation consoles, just then coming to market.

One exciting year later: What do we see now?

ON TRACK. GAINING MOMENTUM.

Our view hasn't changed very much. All indicators continue to point to phenomenal growth in the video game industry. Consoles will be in more homes than ever before, with people of all ages and backgrounds playing all types of games. The need for content is unprecedented. Based on our performance in 2001, on our broad and deep brand portfolio, and on our rapidly expanding technology resources, we're more encouraged than ever about THQ's promise and momentum.

For years, we've built THQ's growth on a number of cornerstones. A diverse product portfolio that extends across platforms, brands and genres. A strong technological foundation and award-winning internal development studios. Prudent expansion into international markets as well as into on-line and mobile gaming. This past year saw THQ execute this strategy with positive results despite uncertain, even challenging economic conditions.

Such accomplishments are not random. They're the result of far-ranging strategic planning and disciplined management. Our talented, experienced team has demonstrated its ability to execute in varying markets. It is directly responsible for THQ's unparalleled record, meeting the company's financial goals over the past seven years.

The year 2001 was no exception. In a challenging economic environment, we grew revenues from $347 million in the prior year to $379 million. More importantly, net income grew by 50% to $36 million, and earnings per share grew from $1.12 to $1.52, handily exceeding our stated targets of $1.35 to $1.45 per share. Our industry-leading operating margin was an impressive 14.3% in 2001.

Our solid balance sheet grew even stronger during the year, augmented by a secondary equity offering in November that netted over $154 million. We ended the year with $206 million in cash and short-term investments, and no debt. Reflecting our strong retail channel management, inventories turned an impressive 30 times last year, and our days sales in receivables were 59 days.

Last year we stated that we believed that THQ is positioned to take full advantage of this console cycle. We have publicly stated our revenue target of $510 to $520 million for 2002, a projected growth rate of 35% over 2001. We targeted net income of $52 to $55 million, a projected growth rate of 44% to 53%, with earnings per share growing by an estimated 20% to 27%, based on the increased number of shares outstanding.

THE CYCLE'S JUST BEGUN.

Now that Xbox™ and GameCube™ have launched, and PlayStation® 2 and Game Boy® Advance are reaching mass market audiences, the new console cycle is just beginning. For THQ, this sets up a new cycle of extraordinary growth.

What drives such potential is the vast improvement in technology combined with cross-media compatibility. With built-in DVD players and potential on-line capability, the new consoles provide unsurpassed performance and functionality. At the same time, on-line and wireless gaming are promising as viable businesses.

Two other powerful forces are also at work: consumer demand and a three-way competition among hardware platforms. With Microsoft entering the arena, interest and demand are running at a very high level. Sony, Nintendo and Microsoft will collectively spend billions of dollars marketing their new game systems, driving millions of consumers to retail. This will create unprecedented visibility for our industry, and tremendous opportunities for leading content producers like THQ.

Thanks to new technologies, game play has never felt so lifelike and immediate. It has never been broader in scope.

Core gamers get into next-generation technology early in the cycle. Now is when it will go mass market. Last year, our industry's revenues topped film box office receipts. Now estimated at $20 billion a year, worldwide interactive entertainment software sales are projected to reach nearly $36 billion in 2005.

THQ's product line is strategically focused on the mass-market audience. We offer something for all gamers and for every kind of gaming device. Altogether, we have published more than 320 games. As a clear indicator that THQ is geared up to meet the growing demand for content, we have more than 100 games currently in production. We draw our inspiration from, and find our partners in, the full spectrum of popular culture: TV, film, books, comics, music, sports and toys.

Next-generation consoles are more than game-playing devices. They're vehicles for delivering all kinds of interactive content. *Britney's Dance Beat*™, for example, combines video, music and game play in an experience that defines "convergence of media". It's this kind of out-of-the-box thinking that makes THQ a highly sought-after publisher.

BUILDING OUR PORTFOLIO. EXPANDING OUR REACH.

We publish games on every platform, in every genre. Our internal development studios produced the very successful, wholly owned THQ brands *Red Faction*™ and *MX2002 featuring Ricky Carmichael*. We entered new agreements and strengthened ties with key licensors, securing a pipeline of diverse and exciting new properties. Our impressive roster of partners now includes Sega, Warner Bros., Tetris Company, LucasArts, Mattel, Disney and Britney Spears, in addition to our long-standing allies Nickelodeon — a leader in kids and family entertainment, and the World Wrestling Federation® Entertainment.

This year, THQ became Nickelodeon's exclusive interactive publisher for its 6 to 11 year-old kids' television and movie projects. Our Nick brands now include Rugrats, Jimmy Neutron, The Wild Thornberrys, SpongeBob SquarePants and Rocket Power. In addition, THQ and Nickelodeon have jointly agreed to create original video game properties. Under this new agreement, THQ will publish and distribute the video games, and Nickelodeon will help us build the properties by providing on-air marketing muscle. If successful, these new video game properties will be exploited by Nickelodeon in TV, film and consumer products.

In addition, our THQ Wireless and on-line businesses continue to grow at a much more deliberate pace. Our strategy is to leverage our leadership position in the handheld market and our broad portfolio of content for wireless devices.

While expanding our licensing horizons, we've maintained a strategic balance by being just as aggressive with our internal development efforts. We operate eight internal studios, including acclaimed developers Volition™ and Pacific Coast Power & Light Co.™, collectively employing over 250 content producers. Our recent acquisition of Rainbow Studios™ enhances our capability to push the frontiers of technology and game play even further. And we maintain close ties to a network of 150-plus independent studios worldwide. This enables us to match game concepts to development expertise, wherever it exists.

Without question, our borders are expanding. Not only are we leveraging U.S.-developed brands for international distribution, we're developing original content exclusively targeted to European audiences. With local offices in London, Dusseldorf, Paris and Melbourne, we now sell in over 70 countries and territories.

We make great games. But that's only half the formula for fully realizing the extraordinary potential of the new platform cycle. The other half of the formula is experienced management. Fresh ideas. Forward-thinking partnerships. And the discipline to execute in an increasingly complex environment.

We thank our stockholders and directors for continuing to support our strategy, and our employees for executing it so well.

B J Farrell

Brian J. Farrell
President and Chief Executive Officer



WE ARE EXECUTING TO STRATEGY

IN 2000 AND 2001,

THQ LAUNCHED 16 NEW BRANDS,

PAVING THE WAY FOR 45 NEW PRODUCTS

PLANNED FOR THESE BRANDS IN 2002.

SUMMONER™ 2



To date, Red Faction has sold more than one million copies worldwide. One reviewer called it "one of the best reasons yet to own a PS2." We call it a key franchise that will drive market share on next-generation platforms.




ULTOR

RED FACTION™



CREATING ORIGINAL PROPERTIES. BUILDING INTERNAL BRANDS.

Want to win in this business? Then offer diverse products. Hold licenses to key, market-driving brands, for sure. And then balance your portfolio with successful franchises you develop in-house. Is it challenging to build a brand from scratch? Absolutely. Which is why it's one of the true tests of a winning entertainment software company. And why the rewards are so worthwhile.

Developed by Volition, THQ's award-winning subsidiary, *Red Faction* was more than two years in the making. Our patience paid off: The title topped the charts with its 2001 debut. For an encore, we expect to roll out *Red Faction 2* at year-end.

Then there's *MX2002 featuring Ricky Carmichael.* PlayStation® Magazine called it "the best motocross game a Sony system has seen." Developed by THQ's Pacific Coast Power & Light Co., the game's proprietary physics engine simulates the sport to virtual perfection. But what truly sets *MX2002 featuring Ricky Carmichael* apart is its fresh, incredibly involving freestyle mode. We know a winning combination when we see it: we'll take freestyle even further in the game's sequel, *MX Superfly,* releasing this Summer.

And then there's *Summoner*™, a classic role-playing game that's as immersive as they come. We released *Summoner* in 2000 with the launch of PlayStation® 2. Look for the sequel, from Volition, in Fall 2002.

Fast, intuitive game play. Powerful story lines. Awesome graphics and f/x. Pure sensory stimulation. Not just once, but time and again. That's what it takes to win.


JUSTIN LANNING, 19.
GAMEPLAYER SINCE 1993
FAVORITE GAME - RED FACTION
Loves the realistic game play. "You're in mines, running around. You can see people are breathing hard. You can hear their footsteps." He loves that *Red Faction* lets him shoot and blow up *anything*. But while you might blast your way into somewhere new, you still have to have a strategy to win. "It's like a puzzle that you solve," he says.

JIMMY NEUTRON® BOY GENIUS™


Hot Wheels



SCOOBY-DOO™

WINNING IS ALL ABOUT HARD WORK – AND HOMEWORK.

NOBODY DOES MORE THAN THQ TO SCOUT OUT THE LICENSES WITH THE BEST POTENTIAL. OR TO MATCH THEM WITH THE BEST DEVELOPMENT THAT LEADS TO GREAT GAMES.









DEVIN PHILLIPS & MARK ROYSTON, 7 & 9

GAMEPLAYING SINCE 2001

FAVORITE GAME - JIMMY NEUTRON BOY GENIUS

Devin's already dangerous on his Game Boy™ Advance. Lately he's been honing his skills on Jimmy Neutron Boy Genius. He's gotten pretty good. Still, there's one score he wants to beat. His best friend Mark's. Since Mark doesn't like to lose either, they're bound to be outscoring each other for years.

THQ is now Nickelodeon's exclusive interactive publisher for its 6 to 11 year-old kids' television and movie properties, including Rugrats™, Jimmy Neutron™, SpongeBob™ SquarePants, The Wild Thornberrys™ and Rocket Power™. Last year, our Nickelodeon games sold more than 2.75 million units worldwide. The network put it best: *"THQ's proven ability to create exciting, quality games based on fresh kids' programs makes them the ideal interactive partner."*

SPONGEBOB™ SQUAREPANTS: REVENGE OF THE FLYING DUTCHMAN



RUGRATS™ 2002





JIMMY NEUTRON BOY GENIUS™



ROCKET POWER BEACH BANDITS™

LICENSED TO LEAD WITH PROPERTIES THAT PERFORM.

Our winning video game portfolio draws on exclusive agreements with in-demand brands. To win these, you need exceptional technical skill, inspired creative talent and, most of all, vision.

Licensors like THQ —they like our industry-leading position. They like our global distribution muscle and our outstanding track record with retailers. And they like the sales and marketing commitment we make to move product off the shelves. In other words, they know a winner when they see one.

Here's a sampling of just a few of our great partnerships:

In 2001, THQ published Disney/Pixar's *Monsters, Inc.* on Nintendo's Game Boy® Color and Game Boy® Advance. The titles topped the handheld charts. In 2002, we will publish *Monsters, Inc.* on Nintendo's GameCube™.

THQ entered into a handheld alliance with SEGA. We will publish 16 Game Boy® Advance titles through 2003 featuring great SEGA brands. Sonic Advance™, one of the first releases under this agreement, is already a best seller on the Game Boy® Advance charts.

SEGA®

In another unique deal, Britney's Dance Beat is a groundbreaking new game featuring one of the biggest names in pop culture entertainment, Britney Spears. Ms. Spears is using this title to showcase her music and videos. Available on PlayStation® 2, Game Boy® Advance and PC, *Britney's Dance Beat* is a milestone on the road of multimedia convergence.




EY'S DANCE BEAT™

WE OFFER ENTERTAINMENT FOR EVERYBODY

ON EVERY PLATFORM,

AT EVERY STAGE OF THE TECHNOLOGY CURVE.

NEW CONSOLE CYCLE EXPANDS MARKET

Predicted Worldwide Annual Next-Gen Console Hardware (PlayStation®2, Xbox™, Nintendo GameCube™) Installed Base (in 000s)



80
60
40
20
0
2000
2001
2002
2003
2004
North America
Europe

With 12 releases, World Wrestling Federation® branded product now boasts video game sales in excess of $320 million at retail nationwide — as well as some of the most cutting-edge technology and game play anywhere.





WORLD WRESTLING FEDERATION® RAW™



WORLD WRESTLING FEDERATION®

NEXT-GENERATION PLATFORMS DEMAND NEXT-GENERATION GAME PLAY.

The role of interactive video gaming as a cultural presence and an economic force is now clear. With more games and devices than ever, our $20 billion industry is a major provider of mainstream entertainment.

And with the power and functionality that next-generation consoles promise, we are beginning to think of them less as game-playing devices than as revolutionary delivery systems for entertainment of all kinds.

New systems anticipate new content. They expand the horizons for games and brands alike in fresh and exciting ways. THQ embraces the new and stays at the forefront in exploring its potential.

In 2001, we launched the first World Wrestling Federation® game for next-generation platforms – *World Wrestling Federation® SmackDown!™ Just Bring It* for PlayStation® 2. *World Wrestling Federation® Raw™* for Xbox™ shipped in February 2002. And *World Wrestling Federation® WrestleMania®* X8 is scheduled to ship on Nintendo's GameCube™ this summer.



WORLD WRESTLING FEDERATION® ENTERTAINMENT



JESSE HILL, 34

GAMEPLAYER SINCE 1989

FAVORITE GAME - SMACKDOWN!™ JUST BRING IT

World Wrestling Federation® is half action, half theater, and Jesse says *World Wrestling Federation® SmackDown!* ™ *Just Bring It* has got it all. What really wows Jesse is the game's likeness to the show. "From across the room, it seems 100% real. The music. The characters. The introductions. It's got the total World Wrestling Federation® attitude. It rocks."

8 DEDICATED STUDIOS

15 DEDICATED DEVELOPMENT TEAMS

Eight studios now fuel our internal creative firepower, including award-winning developers Volition™ and Pacific Coast Power & Light Co.™ In 2001, we further strengthened our resources with the acquisition of Rainbow Studios™. Wave after technology wave, for the past 15 years running, Rainbow has consistently delivered successful original franchises.

Our external development is anchored by strong ties to a network of 150-plus third-party development studios worldwide. These relationships have enabled us to build a strong presence in Europe, a growing presence in Asia and an ability to produce content targeted to local markets.

WINNING MEANS WORLD-CLASS TECHNOLOGY.

THQ IS READY TO MEET
THE GROWING DEMAND FOR CONTENT
AS THE INDUSTRY GEARS UP
FOR A NEW ERA
OF GROWTH.



MARIA PARSONS, 38

GAMEPLAYER SINCE 1999

FAVORITE GAME - TETRIS® WORLDS™

Maria plays *Tetris® Worlds™* whenever her schedule permits. Why? Because when she's in Tetris she can get away from the day-to-day pressures of running her business. She can relax and re-focus. "I've always been good at games," she says. "People don't like playing against me."

*Tetris is one of the most popular video game franchises ever created. **Tetris Worlds** features all of the original's addictive block-dropping game play along with exciting updated modes such as Fusion Tetris and Hotline Tetris. And now Tetris fans can compete head to head.*




LEVEL
9
HOLD
NEXT

TETRIS® WORLDS™

AUDIENCES ARE MULTIPLYING. WE'RE MEETING THEIR NEEDS.

The interactive entertainment industry is ramping up for what's to come: the tsunami of hardware sales of next-generation platforms, backed by billions in marketing dollars.

For us, this means an almost insatiable demand for content. The next wave of content will be more high-profile than ever. Consumers will encounter new types of games and new applications. And they will plug into new kinds of experiences. Which, in turn, will drive demand even further beyond its present demographic.

GROWING UP WITH THQ

We provide top-selling titles in every genre, on every platform, for game players of all ages.


Bob the Builder
SCOOBY-DOO! Night of 100 Frights
Hot Wheels
SMACKDOWN JUST BRING IT
WORLDS
NICKELODEON
BRITNEY'S DANCE BEAT
RED FACTION

MotoGP



PLAY LOCALLY. ACT GLOBALLY.

Beyond expanding the audience for U.S-based brands, THQ's growing international presence gives us the ability to develop exciting content targeted to European gamers.

Consistently ranked as a leading international publisher, THQ has the ability to serve key international markets like a native. Our established presence also gives us the ability to develop content specifically for European gamers. This increases our opportunity to crossover a brand designed for a local market into an international blockbuster.

Our release of MotoGP for Xbox™ and Game Boy® Advance makes the point. Designed to appeal to European gamers, MotoGP's intense heart-pounding racing and visual quality will be sought after in Japan and the U.S. as well. With 16 Grand Prix races taking place on all five continents, MotoGP is watched in 208 countries around the world with an average audience of 329 million television viewers per event.

UNITED KINGDOM

2001 MARKET SHARE CONSOLE BY 3RD PARTY PUBLISHERS:

1. ELECTRONIC ARTS
2. THQ
3. ACTIVISION
4. TAKE 2
5. KONAMI

SOURCE: © ELSPA 2001

MAKING SMART MOVES ON THE WIRELESS FRONTIER.

Wireless and on-line opportunities are more real than ever. And so we're leveraging our handheld leadership and mobile gaming expertise to pursue these opportunities with a disciplined, realistic approach.

THQ is a leading publisher for handheld devices worldwide. Wireless device gaming and entertainment is a logical extension of our handheld leadership. While consumers today enjoy simple black and white games on their mobile phones, THQ Wireless is developing well-known robust games in color for tomorrow's wireless handsets. We are able to prepare for a market estimated to generate billions in revenue while keeping our investment prudent since we can leverage our current expertise in licensing, developing and delivering the best content. Our global structure allows us to reach all wireless markets—Japan, Asia, Europe and the U.S.

Moreover, our investment in hosting and serving networked games applies to all formats—PC and wireless now as well as PlayStation® 2, Xbox™ and other consoles in the near future.





MotoGP and our Homerun Derby games are indicative of the quality of the games that can be experienced on current and next-generation handsets. THQ Wireless has key partnerships with giants such as Major League Baseball, Capcom and World Wrestling Federation ® Entertainment, further underscoring our outstanding support from the licensing community.

FINANCIAL TABLE OF CONTENTS

24	Cautionary Statement Regarding Forward-Looking Statements
25	About our Business
32	Market for the Registrant's Common Equity and Related Stockholder Matters
33	Selected Consolidated Financial Data
34	Management's Discussion and Analysis of Financial Condition and Results of Operations
46	Independent Auditors' Report
47	Consolidated Balance Sheets
48	Consolidated Statements of Operations
49	Consolidated Statements of Stockholders' Equity
50	Consolidated Statements of Cash Flows
52	Notes to Consolidated Financial Statements
66	Trademark & Copyright Information
IBC	Corporate Information

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements appear in a number of places in this Report, including, without limitation, "Business" and "Management Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following: changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing and difficulties encountered in the integration of acquired businesses. In addition, such statements could be affected by growth rates and market conditions relating to the interactive software industry and general domestic and international economic conditions. Specific information concerning these and other such factors is contained in our Registration Statement on Form S-3 filed with the Securities Exchange Commission on January 22, 2002, as amended. A copy of this filing may be obtained by contacting us or the SEC. The forward-looking statements contained herein speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report.

FOR MORE COMPLETE FINANCIAL INFORMATION, PLEASE REFER TO OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

You may request a copy of this report, including the financial statements and the financial statement schedule, at no cost to you, by writing or telephoning us at the following address:

THQ Inc.
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
Attention: Senior Vice President — Finance Administration or Investment Relations
(818) 871-5000

ABOUT OUR BUSINESS

INTRODUCTION

We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2, Microsoft Xbox, Nintendo GameCube, Nintendo Game Boy Advance, PCs, wireless devices and online. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.

Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. We license intellectual property from World Wrestling Federation Entertainment, Nickelodeon, Disney, Sega, Time Warner, Tetris Company, Mattel, LucasArts and others. Our portfolio of licensed brands includes the *World Wrestling Federation, Britney Spears, Rugrats, SpongeBob SquarePants, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers, Disney/Pixar's Monsters, Inc.* and others.

We also develop software based on brands created by our eight internal development studios and by external developers under contract with us. Our original brands include *Red Faction™, MX 2002 featuring Ricky Carmichael, Summoner™, New Legends* and *Dark Summit™*. Other than games that we release on PCs, all of our products are manufactured for us by Sony, Nintendo and Microsoft or their authorized vendors.

We recently entered into a master interactive license agreement with Nickelodeon that grants us the exclusive right to develop and publish games based on all existing and future individual Nickelodeon animated TV and movie properties targeting children ages 6-11 on every game system through 2005. In addition, we also entered into an agreement with Nickelodeon to jointly create, develop and publish original video game content with multi-media franchise potential through Nickelodeon's television, movie, on-line, magazine and consumer product network. The first title we are working on under this agreement is the character-based action-adventure *Tak and The Power of JuJu* (working title), which is scheduled for release on PlayStation 2 and GameCube in 2003.

In the year ended December 31, 2001, our net sales increased to $379.0 million from $347.0 million in 2000, $303.5 million in 1999, $216.7 million in 1998 and $90.2 million in 1997, representing a compound annual growth rate since 1997 of 43%. During the year ended December 31, 2001, our net income was $36.0 million, as compared to $18.2 million for the year ended December 31, 2000.

We are a Delaware corporation that was incorporated in 1997. We were formerly incorporated in New York in 1989 under the name Trinity Acquisition Corporation, which changed its name in 1990 to T.HQ, Inc. through a merger with T.HQ, Inc., a California corporation. Our principal executive offices are located at 27001 Agoura Road, Calabasas Hills, California 91301, and our telephone number is (818) 871-5000. Our web site is at www.thq.com.

RECENT DEVELOPMENTS

On March 8, 2002, we announced that our Board of Directors declared a three-for-two stock split of our shares of common stock to be effected in the form of a 50% stock dividend, which will be distributed on or about April 9, 2002, to stockholders of record as of the close of business on March 26, 2002. The effect of the stock dividend is not reflected in the consolidated financial statements.

THE INTERACTIVE ENTERTAINMENT INDUSTRY AND TECHNOLOGY

The home interactive game market consists of software distributed on disc and cartridge media for use solely on dedicated hardware systems, and software distributed on CD-ROMS for use on PCs. Disc media includes DVD-ROM discs for use on the Sony PlayStation 2 and Microsoft Xbox, proprietary discs for use on the Nintendo GameCube and CD-ROM discs for use on the Sony PlayStation. The Nintendo Game Boy Advance is the only current platform that uses cartridges. Until 1996, most software for dedicated platforms was sold in cartridge form. Since then, disc-based products have become increasingly popular because they have substantially greater data storage capacity and lower costs than cartridges.

The first modern platform was introduced by Nintendo in 1985 using 8-bit technology. 8-bit means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. As the technology of the hardware has advanced, the software has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios. The larger data storage capacity of disc-based media for systems such as the Sony PlayStation 2, Microsoft Xbox and the Nintendo GameCube enables them to provide richer content and longer play. This new generation of systems is based primarily on 128-bit technology. The latest hand-held platform, Game Boy Advance, uses 32-bit technology.

The following table sets forth the year in which each of the manufacturers' platforms, for which we have published titles and technology, were released in the United States:

Manufacturer	Product Name	Date of U.S. Introduction	Media Format	Technology
Nintendo	NES	1985	Cartridge	8-bit
Nintendo	Game Boy	1989	Cartridge	8-bit (portable)
Sega	Game Gear	1991	Cartridge	8-bit (portable)
Sega	Genesis	1989	Cartridge	16-bit
Nintendo	SNES	1991	Cartridge	16-bit
Sega	Saturn	1995	Cartridge	32-bit
Sony	PlayStation	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	Cartridge	64-bit
Nintendo	Game Boy Color	1998	Cartridge	16-bit (portable)
Sega	Dreamcast	1999	CD-ROM Disc	128-bit
Sony	PlayStation 2	2000	DVD-ROM Disc	128-bit
Nintendo	Game Boy Advance	2001	Cartridge	32-bit (portable)
Nintendo	GameCube	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2001	DVD-ROM Disc	128-bit

Sony launched PlayStation 2, the successor to PlayStation, in the North American market in October 2000. Nintendo launched the handheld Game Boy Advance platform in June 2001 and the GameCube platform in November 2001. Microsoft also launched a new platform, Xbox, in November 2001. Software for the new platforms requires different standards of design and technology to fully exploit their capabilities. The introduction of new platforms also requires that game developers devote substantial additional resources to product design and development.

BUSINESS STRATEGY

Our corporate goal is to expand market share while increasing profitability. We believe that our success in the following strategic imperatives will position us well to exploit the new console cycle and other growth opportunities:

- *Build a well-diversified product portfolio across brand, genre and platform.* Due to constantly changing consumer demand and hardware platforms, we believe it is important to offer a diversified portfolio of titles. We have worked to grow and diversify our product portfolio by securing additional content licenses, creating our own brands and content, seeking out unique co-development relationships (i.e. Nickelodeon and Sega) and supporting multiple platforms. Through licensing agreements with World Wrestling Federation Entertainment, Nickelodeon, Disney, Sega, Time Warner, Tetris Company, Mattel, LucasArts and others, we have diversified our portfolio of popular licensed brands to include *World Wrestling Federation, Britney Spears,* wide spectrum of genres. We currently develop and publish for all existing major interactive entertainment hardware platforms. We will continue to work towards building a well-diversified product portfolio by obtaining additional licenses, increasing our internal brands and publishing titles across multiple platforms.

- *Establish strong technology and internal development capabilities.* We believe it is important for our business to expand our internal development capabilities. We have increased our internal development capabilities through the acquisition and formation of development studios, consisting of Outrage Games ("Outrage"), Cranky Pants Games, Genetic Anomalies, Inc. ("GA"), Heavy Iron Studios® ("Heavy Iron"), Helixe, Pacific Coast Power & Light Company ("PCP&L"), Rainbow Multimedia Group, Inc., also known as Rainbow Studios, ("Rainbow") and Volition, Inc. ("Volition"). Since 2000, we have launched internally developed games, including *Red Faction, MX2002 featuring Ricky Carmichael, Summoner, Rocket Power: Dream Scheme* and *Evil Dead: Hail to the King.* We will continue to improve our internal development capabilities by selectively acquiring or establishing development studios.

- *Expand internationally.* International markets represent a significant growth opportunity for us. We operate offices in the United Kingdom, Germany, France and Australia and distribute our products in 66 other countries and territories. We have a dedicated group that adapts our titles for international markets by localizing language and other cultural features. We will continue to expand internationally by establishing offices in new territories, developing and acquiring content that has international appeal, possibly acquiring foreign development studios and targeting wireless devices and online gaming applications to appropriate foreign markets.

- *Prudently invest in emerging applications such as wireless and online gaming.* We are selectively pursuing opportunities within wireless gaming that we believe will allow us to benefit from the rapid growth projected for this emerging market while remaining consistent with our focus on profitability. In wireless gaming, we are working with key wireless platform and service providers to leverage our existing technologies and content rather than spending heavily on new technologies and content. Our initial wireless titles, based on World Wrestling Federation Entertainment and various Intellivision licensed content, were released in December 2001. Our first online gaming title, *WWF: With Authority!,* was developed by one of our internal studios and was released in February 2001. We released our second online game, *Sky Sports Football Manager,* a soccer management game, in the United Kingdom market in November 2001 through NI Sports using a content and distribution agreement with Sky Sports. In addition, Sony and Microsoft have both announced plans to offer online capabilities for their respective hardware platforms and we intend to take advantage of these online capabilities.

- *Increase profit margins through effective execution and disciplined management.* Profitability continues to be a leading corporate focus. We continue to (i) utilize strict ordering and inventory controls to reduce inventory risk; (ii) proactively work with key customers to manage inventories, reduce the need for allowances or price protection, accelerate cash collection and reduce accounts receivable; (iii) scrutinize costs and minimize corporate overhead and (iv) build an experienced management team and a financial and operating system infrastructure based on sophisticated technology. We believe that our continued emphasis on all of these practices will help us increase profitability and stockholder value in the future.

We intend to continue pursuing potential acquisition transactions consistent with these strategies. In addition, in order to create a closer relationship with independent developers, we may from time to time make investments or acquire interests in independent developers.

INTELLECTUAL PROPERTY LICENSES

Our strategy includes the creation of exciting games based on licensed properties that have attained a high level of consumer recognition or acceptance. We have relationships with a number of licensors, including World Wrestling Federation Entertainment, Disney, Nickelodeon, Saban, Sega, Tetris Company, Mattel, LucasArts and Warner Brothers.

We pay royalties to our property licensors that generally range from 3% to 25% of our net sales of the corresponding title. We typically advance payments against minimum guaranteed royalties over the license term. License fees tend to be higher for properties with proven popularity and less perceived risk of commercial failure. To the extent competition intensifies for licenses of highly desirable properties, we may encounter difficulty in obtaining or renewing these licenses. See – "Competition." Licenses are of variable duration, may be exclusive for a specific title or line of titles, and may in some instances be renewable upon payment of certain minimum royalties or the attainment of specified sales levels. Other licenses are not renewable upon expiration, and it cannot be assured that we and the licensor will reach agreement to extend the term of any particular license.

Our property licenses usually grant us exclusive use of the property for the specified titles, on specified platforms, within a defined territory and during the license term. Licensors typically however, retain the right to exploit the property for all other purposes, including the right to license the property for use with other platforms and have general approval rights. Our games based on a particular property for use with one or more particular platforms may compete with games published by other companies that are based on the same property but for a different platform.

SOFTWARE DESIGN AND DEVELOPMENT

After we acquire a property from a licensor or develop a concept internally, we design and develop a game with features intended to utilize the characteristics of the property and to appeal to the game's target consumers. Our software development process generally takes one of two forms.

INTERNAL DEVELOPMENT. The in-house development of product is currently conducted by our studios: Outrage, Cranky Pants Games, GA, Heavy Iron, Helixe, PCP&L, Rainbow and Volition. The head of each studio reports to our Executive Vice President – Worldwide Studios. Our studios are staffed by producers, game designers, software engineers, artists, animators and game testers. In May 2001 we started a new development studio in Grass Valley, California named Cedar Ridge Construction. We have since made this studio a second location of PCP&L and no longer refer to it as Cedar Ridge Construction. We acquired Rainbow in December 2001. In February 2002 we formed a new studio in Seattle, Washington named Cranky Pants Games. In March 2002, we formed a new studio in Ann Arbor, Michigan named Outrage Games.

EXTERNAL DEVELOPMENT. Our external development is supervised by our Vice President – Product Development. We contract with independent software developers to conceptualize and develop games under our supervision. Our agreements with software developers are usually entered into on a game-by-game basis and generally provide for the payment of the greater of a fixed amount or compensation based on actual sales. The compensation is based on a percentage of net sales ranging from 4% to 20% for some developers, while others are based on a fixed amount per unit sold and range from $.50 to $5.00 per unit. We generally pay our developers installments of the fixed fee based on specific development milestones. We generally obtain ownership of the software code and related documentation. We may make strategic investments in third party developers for the purpose of securing access to proprietary software and talented developers.

Upon completion of development, each game is extensively play-tested by us and sent to the manufacturer for its review and approval. Related artwork, user instructions, warranty information, brochures and packaging designs are also developed under our supervision. The development cycle for a new game, including the development of the necessary software, approval by the manufacturer and production of the initial products, typically has ranged from 12 to 30 months for home console games and 7 to 12 months for handheld games. This relatively long development cycle requires that we assess whether there will be adequate retailer and consumer demand for a game well in advance of its release.

MANUFACTURING

Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

The manufacturing process begins with our placing a purchase order with a manufacturer and opening either a letter of credit in favor of the manufacturer or utilizing our line of credit with the manufacturer. We then send the software code and a prototype of the game to the manufacturer, together with related artwork, user instructions, warranty information, brochures and packaging designs, for approval, defect testing and manufacture. Nintendo typically delivers products to us within 15 to 60 days of its receipt of an order and a corresponding letter of credit and Sony typically delivers products to us within 10 to 24 days. Microsoft's authorized vendors typically deliver products to us within 10-15 days.

We are required by the platform licenses to provide a standard defective product warranty on all of the products sold. Generally, we are responsible for resolving, at our own expense, any warranty or repair claims. We have not experienced any material warranty claims.

MARKETING, SALES AND DISTRIBUTION

We are dependent on the popularity of our games based on licensed properties and positive awareness of our original game concepts to attract customers and to obtain shelf space in stores. Our domestic sales activities are directed by our Executive Vice President – North American Publishing, who maintains contact with major retail accounts and manages the activities of our internal sales staff.

NORTH AMERICAN SALES. Our games are promoted to retailers by display at trade shows such as the annual Electronic Entertainment Expo (E3). We also conduct print and cooperative retail advertising campaigns for most titles and prepare promotional materials, including product videos, to increase awareness among retailers and consumers.

Our marketing efforts for products released in 2001 included national television, print, radio and Internet advertising and promotional campaigns. Products shipped in 2001 that received television support included *WWF SmackDown! "Just Bring It"*, *MX 2002 Featuring Ricky Carmichael, Bob The Builder, Jimmy Neutron: Boy Genius, Rocket Power, Scooby-Doo, and SpongeBob SquarePants*. Our games were supported by promotions such as trailers, demo discs, over-sized boxes, standees, posters, and pre-sell giveaways at retail, game kiosks at sporting and outdoor events, rebates and contests with national packaged goods companies and fast food restaurants and co-marketing efforts with the hardware manufacturers. Product public relations for 2001 included cover, feature, preview, review and round-up coverage in broadcast, print and online media targeting enthusiast, lifestyle and major mainstream outlets. Additionally, we continue to increase our corporate public relation efforts, establishing relationships with leading technology and business reporters.

We utilize electronic data interchange with most of our major domestic customers in order to (i) efficiently receive, process and ship customer product orders, and (ii) accurately track and forecast sell-through of products to consumers in order to determine whether to order additional products from the manufacturers. The electronic data interchange system is integrated with our enterprise resource planning system which allows for further efficiencies in the items mentioned above. We ship most of our products to our domestic customers from a public bonded warehouse located in Ohio.

In the past, we supplemented the efforts of our sales employees with independent sales representatives. Starting in January 2002, all sales efforts will be handled by our own sales employees.

The domestic retail price for our titles currently ranges between $20 and $30 for Game Boy Color, between $30 and $40 for Game Boy Advance, between $10 and $40 for PlayStation, between $30 and $50 for PlayStation 2, $50 for Xbox, $50 for GameCube and between $10 and $50 for PC games.

INTERNATIONAL SALES. Our international sales activities are directed by our Senior Vice President – International Publishing via our international offices in the United Kingdom, France, Germany and Australia. International offices market and distribute direct-to-retail in their home territories as well as market and distribute finished goods to 66 additional territories via a sub-distribution network. In 2001, international net sales grew 51% as compared to the same period in 2000 due to our offices in France and Australia conducting business for a full year in 2001 and an expanded product offering.

CONCENTRATION OF SALES. Some of our individual titles make up a substantial portion of our gross sales. The following includes games that generated more than 10% of our gross sales over the last three years. *WWF SmackDown! "Just Bring It"* on the Sony PlayStation 2 was the only title to makeup more than 10% of our gross sales in 2001 at 14.6%. In 2000, sales for *WWF SmackDown!* on the Sony PlayStation, *WWF SmackDown! 2 (Know Your Role)* also on the Sony PlayStation and *WWF No Mercy* for the Nintendo 64 were 16.9%, 16.0% and 15.5% of gross sales, respectively. In 1999, sales for *WCW/NWO Thunder* for the Sony PlayStation, *WWF Wrestlemania* for the Nintendo 64 and *Rugrats: Search for Reptar* for the Sony PlayStation were 12.7%, 12.9% and 11.5%, of gross sales, respectively.

Our sales are made directly to retailers and independent distributors. We distribute our games primarily to mass merchandisers and national retail chain stores, including Wal-Mart, Toys "R" Us, Target, Electronics Boutique, Best Buy, GameStop and Kay Bee Toys. We do not have any written agreements or other understandings with any of our customers that relate to their future purchases, so our customers may terminate their purchases from us at any time.

REVENUE FLUCTUATIONS AND SEASONALITY. We have experienced, and will likely continue to experience, significant quarterly fluctuations in net sales and operating results due to a variety of factors. The software market is highly seasonal with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, the timing of shipments by the manufacturers, fluctuations in the size and rate of growth of consumer demand for software for various platforms, the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand. Our expenses are partially based on our expectations of future sales and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by us to meet our sales expectations. There can be no assurance that we can maintain consistent profitability on a quarterly or annual basis.

Profit margins may vary over time as a result of a variety of factors. Profit margins for cartridge products for the Game Boy platforms can vary based on the cost of the memory chip used for a particular title. Disc-based products have significantly lower per unit manufacturing costs than cartridge-based products, however, they have higher development costs than cartridge-based products.

GEOGRAPHIC INFORMATION

We operate in one reportable segment in which we are a developer and publisher of interactive entertainment software for the leading hardware platforms in the home video game market. Wireless and online gaming may become new reportable segments as our activity in these markets increase. The following information sets forth geographic information on our sales generated by our regional offices for the years ended December 31, 2001, 2000 and 1999 (also See Note 15 to the consolidated financial statements for additional geographic information on our sales and long-lived assets):

SALES TO UNAFFILIATED CUSTOMERS

	For Years Ended		
($ in Thousands)	2001	2000	1999
North America	$ 262,676	$ 270,116	$ 228,827
United Kingdom	60,240	44,638	41,404
Germany	25,517	20,442	33,252
France	18,185	7,979	—
Australia	12,374	3,828	—
Consolidated	$ 378,992	$ 347,003	$ 303,483

COMPETITION

The interactive entertainment software industry is intensely competitive. We compete with hardware manufacturers for both property licenses and software sales. Each of these manufacturers is typically the largest developer and marketer for its platforms. These companies may increase their own software development efforts. As a result of their commanding positions in the industry as the manufacturers of platforms and publishers of software for their platforms, the manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than any of their licensees, including us.

In addition to the manufacturers, our competitors include Activision, Inc., Acclaim Entertainment, Inc., Electronic Arts Inc., Midway Games Inc., Take-Two Interactive Software, Inc. and Infogrames, Inc.. Each of the manufacturers has a broader software line and greater financial, marketing and other resources than us, as do some of our other competitors. Accordingly, some of our competitors may be able to market their software more aggressively or make higher offers or guarantees in connection with the acquisition of licensed properties.

At various times, toy companies, large software companies, movie studios and others have focused on the video game market resulting in greater competition for us. Additionally, many of our competitors are developing on-line interactive games and interactive networks that will be competitive with our interactive products.

As competition for retail shelf space becomes more intense, we may need to increase our marketing expenditures to maintain sales of our titles. As competition for popular properties increases, our cost of acquiring licenses for such properties may increase resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced profit margins would have a material adverse effect on us.

In addition, the market for our products is characterized by significant price competition, and we may face increasing pricing pressures from our current and future competitors. Further, as the industry continues to transition from the old platforms (Sony PlayStation, Nintendo 64 and Nintendo Game Boy Color) to the next generation platforms (Sony PlayStation 2, Nintendo GameCube, Nintendo Game Boy Advance and Microsoft Xbox), there may be price erosion on the old consoles. Accordingly, there can be no assurance that competitive pressures will not require us to reduce our prices. Any material reduction in the price of our products would adversely affect operating income as a percentage of net revenue and would require us to increase unit sales in order to maintain net revenue.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

EMPLOYEES

As of December 31, 2001, we had 595 full-time employees, of whom 35 are located in the United Kingdom; 54 are located in Germany; 9 are located in France and 8 are located in Australia. None of our employees are represented by a labor union or covered by a collective bargaining agreement, and we believe that relations with our employees are good.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is quoted on the NASDAQ National Market under the symbol "THQI." The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported by the NASDAQ National Market:

Closing Sales Prices	High	Low
2001		
Fourth Quarter	63.31	41.25
Third Quarter	59.75	39.06
Second Quarter	59.63	34.75
First Quarter	38.88	22.44
2000		
Fourth Quarter	24.50	17.50
Third Quarter	26.75	12.06
Second Quarter	20.00	8.88
First Quarter	29.50	17.00

The last reported price of the common stock on March 15, 2002, as reported by NASDAQ National Market, was $46.96 per share.

HOLDERS

As of March 15, 2002, there were approximately 289 holders of record of the common stock.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the future. Our principal banking agreement provides that we will not pay any cash dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents certain selected consolidated financial data for the years 1997 through 2001. The information presented as of December 31, 2001 and 2000 and for each of the years ended December 31, 2001, 2000 and 1999 have been derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere herein. Those financial statements have been audited by Deloitte & Touche LLP, independent auditors. The information presented as of December 31, 1999 and for each of the years ended December 31, 1998 and 1997 were derived from audited financial statements that are not included elsewhere herein.

This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

The table below reflects the May 1999 pooling of interests with PCP&L, the December 1999 pooling of interests with GA and the August 2000 pooling of interests with Volition. All prior period information has been restated accordingly.

	Years Ended December 31				
(In thousands, except per share data)	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA					
Net sales	$ 378,992	$ 347,003	$ 303,483	$ 216,716	$ 90,227
Costs and expenses:					
Cost of sales	154,898	140,699	134,563	100,019	48,127
License amortization and royalties	33,144	34,675	28,858	19,390	6,333
Software development amortization	35,144	42,875	19,512	28,740	8,430
Product development	21,154	19,151	15,511	8,925	2,930
Selling and marketing	46,745	42,446	35,440	20,326	8,733
Payment to venture partner	8,673	17,707	6,119	—	—
General and administrative	25,090	19,530	14,970	10,107	5,605
In-process research and development	—	—	—	7,232	—
Total costs and expenses	324,848	317,083	254,973	194,739	80,158
Income from operations	54,144	29,920	48,510	21,977	10,069
Interest income — net	2,572	1,323	1,109	819	472
Income before income taxes	56,716	31,243	49,619	22,796	10,541
Income taxes	20,703	13,054	18,293	9,343	1,954
Net income	$ 36,013	$ 18,189	$ 31,326	$ 13,453	$ 8,587
Net income per share — basic	$ 1.65	$ .91	$ 1.65	$ .75	$ .53
Net income per share — diluted	$ 1.52	$ .84	$ 1.48	$ .63	$ .50
Shares used in per share calculation — basic	21,811	20,091	19,040	17,929	16,057
Shares used in per share calculation — diluted	23,749	21,568	21,197	21,229	17,179
BALANCE SHEET DATA					
Working capital	$ 319,605	$ 110,269	$ 91,860	$ 48,342	$ 31,614
Total assets	$ 487,966	$ 229,942	$ 184,057	$ 128,218	$ 56,545
Lines of credit	$ —	$ 15,473	$ 16,702	$ 9,909	$ —
Stockholders' equity	$ 398,862	$ 132,125	$ 108,306	$ 62,065	$ 33,842

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2, Microsoft Xbox, Nintendo GameCube, Nintendo Game Boy Advance, PCs, wireless devices and online. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.

Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed brands includes the *World Wrestling Federation, Britney Spears, Rugrats, SpongeBob SquarePants, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers and Disney/Pixar's Monsters, Inc.* and others.

We also develop software based on brands created by our eight internal development studios and by external developers under contract with us. Our original brands include *Red Faction, MX 2002 featuring Ricky Carmichael, Summoner, New Legends* and *Dark Summit.* Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

We recently entered into a master interactive license agreement with Nickelodeon that grants us the exclusive right to develop and publish games based on all existing and future individual Nickelodeon animated TV and movie properties targeting children ages 6-11 on every game system through 2005. In addition, we also entered into an agreement with Nickelodeon to jointly create, develop and publish original video game content with multi-media franchise potential through Nickelodeon's television, movie, on-line, magazine and consumer product network. The first title we are working on under this agreement is the character-based action-adventure *Tak and The Power of JuJu* (working title), which is scheduled for release on PlayStation 2 and GameCube in 2003.

In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Target, Electronics Boutique, Best Buy, GameStop, Kay Bee Toys and other regional and national general merchandisers, discount store chains, and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany and Australia.

Our business cycle generally commences with the securing of a license to publish one or more titles based on a property or agreement with a proven developer to create a game based on original content. We also develop games internally through our development studios Outrage, Cranky Pants Games, GA, Heavy Iron Studios, Helixe, PCP&L, Rainbow and Volition. These licenses typically require an advance payment to the licensor and a guarantee of minimum future royalties. See – Critical Accounting Policies "Licenses" and "Software Development." After we acquire rights to a property from a licensor or develop a concept internally, we begin software development for the title. Upon completion of development and approval of the title by the manufacturer and licensor, we order products and generally cause a letter of credit to be opened in favor of the manufacturer or obtain a line of credit from the manufacturer. Products are shipped at our expense to a public warehouse for domestic distribution or to warehouses in the United Kingdom, Germany, France or Australia for foreign distribution. We then sell directly to our major retail accounts both domestically and in the United Kingdom, Germany, France and Australia. Foreign sales to distributors in other territories are shipped directly to the customers' locations at their expense.

Unfilled sales orders are commonly referred to as backlog. Since substantially all of our product orders are fulfilled shortly after we receive them, we do not believe that the amount of our unfilled sales orders as of the end of a period is a meaningful indicator of sales in future periods. Accordingly, we do not report the amount of our unfilled sales orders.

On December 21, 2001, we completed the acquisition of Rainbow. This acquisition has been accounted for using the purchase method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 141. Accordingly, Rainbow's results of operations and cash flows for the last ten days of the year are included as part of our own. On August 31, 2000, December 13, 1999 and May 24, 1999, we completed acquisitions of Volition, GA and PCP&L, respectively. These acquisitions have been accounted for as poolings of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if Volition, GA and PCP&L had always been part of our company.

CONCENTRATION OF SALES. Some of our individual titles make up a substantial portion of our gross sales. The following includes games that generated more than 10% of our gross sales over the last three years. *WWF SmackDown! "Just Bring It"* on the Sony PlayStation 2 was the only title to make up more than 10% of our gross sales in 2001 at 14.6%. In 2000, sales for *WWF*

SmackDown! on the Sony PlayStation, *WWF SmackDown! 2 (Know Your Role)* also on the Sony PlayStation and *WWF No Mercy* for the Nintendo 64 were 16.9%, 16.0% and 15.5% of gross sales, respectively. In 1999, sales for *WCW/NWO Thunder* for the Sony PlayStation, *WWF Wrestlemania* for the Nintendo 64 and *Rugrats: Search for Reptar* for the Sony PlayStation were 12.7%, 12.9% and 11.5%, of gross sales, respectively.

Most of our sales are made directly to retailers. We distribute our games primarily to mass merchandisers and national retail chain stores, including Wal-Mart (representing 14% of gross sales in 2001), Toys "R" Us (representing 12% of gross sales in 2001), Target, Electronics Boutique, Best Buy, GameStop and Kay Bee Toys. Sales to our ten largest customers collectively accounted for approximately 64% of our gross sales in 2001 and 68% of our gross sales in 2000. We do not have any written agreements or other understandings with any of our customers that relate to their future purchases, so our customers may terminate their purchases from us at any time.

REVENUE FLUCTUATIONS AND SEASONALITY. We have experienced, and will likely continue to experience, significant quarterly fluctuations in net sales and operating results due to a variety of factors. The software market is highly seasonal with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, the timing of shipments by the manufacturers, fluctuations in the size and rate of growth of consumer demand for software for various platforms, the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand. Our expenses are partially based on our expectations of future sales and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by us to meet our sales expectations. There can be no assurance that we can maintain consistent profitability on a quarterly or annual basis.

Profit margins may vary over time as a result of a variety of factors. Profit margins for cartridge products for the Game Boy platforms can vary based on the cost of the memory chip used for a particular title. Disc-based products have significantly lower per unit manufacturing costs than cartridge-based products, however, they typically have higher development costs and royalties than cartridge-based products.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity (See Note 2 to the consolidated financial statements).

LICENSES. All minimum guaranteed payments for intellectual property licenses are initially recorded as an asset (licenses) and as a liability (accrued royalties) at the contractual amount upon execution of the contract. Payments for intellectual property licenses are classified as current assets and current liabilities to the extent they relate to anticipated sales during the subsequent year and long-term assets and long-term liabilities if the sales are anticipated after one year.

Licenses are expensed to license amortization and royalties at the contractual royalty rate based on actual net product sales or on the ratio of current units sold to total projected units sold, whichever is higher. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these items to license amortization and royalties. Such charges are attributable to changes in market conditions or product quality considerations. As of December 31, 2001, we had licenses of $25.1 million. If we were required to write off licenses, due to changes in market condition or product quality, our results of operations could be materially adversely affected.

SOFTWARE DEVELOPMENT. We utilize both independent software developers and internal development teams to develop our software. We account for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. We evaluate technological feasibility on a product-by-product basis. Amounts related to software development for which technological feasibility is not met are charged immediately to product development.

Capitalized software development is expensed to software development amortization at the contractual rate based on actual net product sales or on the ratio of current units sold to total projected units sold, whichever is higher. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these items to software development amortization. Such charges are attributable to changes in market conditions or product quality considerations. As of December 31, 2001, we had software development of $39.1 million. If we were required to write off software development, due to changes in market condition or product quality, our results of operations could be materially adversely affected.

REVENUE RECOGNITION. We recognize revenue when title and risk of loss transfers to the customer, provided that no significant vendor support obligations remain outstanding and that collection of the resulting receivable is deemed probable by management. Although we generally sell our products on a no-return basis, in certain circumstances we may allow returns, price concessions, or allowances on a negotiated basis. We estimate such returns and allowances based upon management's evaluation of our historical experience, retailer inventories, the nature of the titles and other factors. Such estimates are deducted from gross sales. Software is sold under a limited 90-day warranty against defects in material and workmanship. To date, we have not experienced material warranty claims.

DISCOUNTS, ALLOWANCES AND RETURNS; INVENTORY MANAGEMENT. In general, except for PC titles, our arrangements with our retailers and distributors do not give them the right to return products to us (other than damaged or defective products) or to cancel firm orders. However, we sometimes negotiate accommodations to retailers (and, less often, to distributors), when demand for specific games falls below expectations, in order to maintain our relationships with our customers. These accommodations include our not requiring that all booked orders be filled, negotiated price discounts and credits against future orders. We may also permit the return of products. Arrangements made with distributors and retailers for PC titles do customarily require us to accept product returns.

At the time of product shipment, we establish allowances based on estimates of future returns and customer accommodations with respect to such products. These allowances are taken as deductions against gross sales. We base this amount on our historical experience, retailer inventories, the nature of the titles and other factors. We also establish allowances for doubtful accounts based on estimates of future bad debts based on customer credit ratings, historical experience and other factors. The allowance for doubtful accounts is expensed to general and administrative expense. For the years ended December 31, 2001, 2000 and 1999, we took provisions for future returns, customer accommodations and doubtful accounts of approximately $47.4 million, $35.4 million and $35.0 million, respectively, during such periods. As of December 31, 2001 and December 31, 2000, our aggregate reserves against accounts receivable for returns, customer accommodations and doubtful accounts were approximately $40.6 million and $31.5 million, respectively.

The identification by us of slow-moving or obsolete inventory requires us to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have an impact on our financial statements.

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 as to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The acquisition of Rainbow has been accounted for under SFAS No. 141 and goodwill is not amortized. We will adopt SFAS No. 142 on January 1, 2002. We amortized approximately $404,000 of goodwill in 2001. We are currently evaluating the impairment provisions of SFAS No. 142 and have not determined the impact, if any, they will have on our financial statements.

In August 2001, the FASB issued a new pronouncement SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting issues for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 but retains the fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. It is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of SFAS No. 144 will not have a material impact on our financial statements because it retains the fundamental provisions of SFAS No. 121 which we have already adopted.

EURO CURRENCY CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as their common legal currency. The Euro trades on currency exchanges and is available for cash transactions. From January 1, 1999 through January 1, 2002, participating countries could have maintained their national ("legacy") currencies as legal tender for goods and services. Beginning January 1, 2002, new Euro-denominated bills and coins were issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. Our operating subsidiaries in the United Kingdom, Germany and France have been affected by the Euro conversion and have established plans to address any business issues raised including the competitive impact of cross-border price transparency. It is not anticipated that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the Euro currency conversion did not have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

SALES BY PLATFORM

The following table sets forth our net sales by platform as a percentage of sales for the years ended December 31, 2001 and 2000:

	Years Ended December 31	
Platform Revenue Mix	2001	2000
Sony PlayStation 2	29.2%	2.6%
Sony PlayStation	15.9	41.0
Nintendo Game Boy Advance	22.1	—
Nintendo Game Boy Color	16.5	20.3
Nintendo 64	4.5	28.6
Microsoft Xbox	1.4	—
PC	9.7	3.2
Other	0.7	4.3
	100.0%	100.0%

The following table sets forth our net sales by platform for the years ended December 31, 2001 and 2000:

	Years Ended December 31			
Net Sales (In thousands)	2001	2000	Increase/ (Decrease)	% Change
Sony PlayStation 2	$110,642	$ 9,064	$101,578	1,120.7%
Sony PlayStation	60,340	142,429	(82,089)	(57.6)%
Nintendo Game Boy Advance	83,830	—	83,830	N/A
Nintendo Game Boy Color	62,569	70,379	(7,810)	(11.1)%
Nintendo 64	17,097	99,176	(82,079)	(82.8)%
Microsoft Xbox	5,111	—	5,111	N/A
PC CD-ROM	36,814	11,035	25,779	233.6 %
Other	2,589	14,920	(12,331)	(82.6)%
Net Sales	$378,992	$347,003	$ 31,989	9.2 %

SONY PLAYSTATION 2 NET SALES

We had 5 new releases of PlayStation 2 titles in 2001 whereas we only had 1 new PlayStation 2 release in 2000. Key titles for PlayStation 2 released in 2001 include *Red Faction*, *WWF SmackDown! "Just Bring It"* and *MX 2002 featuring Ricky Carmichael*.

SONY PLAYSTATION NET SALES

PlayStation net sales decreased for the year ended December 31, 2001 compared to the same period of 2000 for two reasons: 1) decreased sales of *WWF SmackDown!* and *WWF SmackDown! 2 (Know Your Role)* which were both released in 2000 (we released no new *WWF* titles on PlayStation in 2001) and 2) the anticipated declining market for PlayStation products due to the transition to PlayStation 2.

NINTENDO GAME BOY ADVANCE NET SALES

We released 15 Game Boy Advance titles during 2001 including *Rocket Power: Dream Scheme*, *MX 2002 featuring Ricky Carmichael.*, *Tetris Worlds*, *Disney/Pixar's Monsters, Inc.*, *Jimmy Neutron: Boy Genius* and *Rugrats: Castle Capers*.

NINTENDO GAME BOY COLOR NET SALES

Game Boy Color net sales decreased during 2001 as compared to the same period of 2000 due to the introduction of the Game Boy Advance platform. We do not anticipate releasing new titles for the Game Boy Color platform in the future, however we do not anticipate that this will have a material effect on our overall net sales because of the increase in Nintendo Game Boy Advance net sales.

NINTENDO 64 NET SALES

We had 2 releases of Nintendo 64 ("N64") product in 2001 versus four N64 releases in 2000. Net sales decreased by 83% due to the weaker market for N64 product as the industry transitioned to the next generation of hardware. We do not anticipate having new releases of N64 product in the future, however we do not anticipate that this will have a material effect on our overall net sales because of the increase in Nintendo GameCube net sales.

MICROSOFT XBOX

We released our first 2 Xbox titles in the fourth quarter of 2001. The 2 titles were *Dark Summit* and *MX 2002 featuring Ricky Carmichael.*

PC CD-ROM NET SALES

The significant increase in PC CD-ROM net sales for 2001 as compared to the same period of 2000 is attributed to the worldwide release of *Red Faction* for the PC, numerous children's titles including, *Rocket Power: Extreme Arcade Games*, *Bob The Builder: Can We Fix It?*, *SpongeBob SquarePants: Operation Krabby Patty*, *Jimmy Neutron: Boy Genius* and *Rugrats: All Growed Up,* as well as sales from *Hot Wheels* and *Matchbox* titles released under our license agreement with Mattel. We released 13 PC titles in 2001 whereas we only released 6 PC titles in 2000.

SALES BY TERRITORY

The following table sets forth, for the years ended December 31, 2001 and 2000, our net sales for the North America and international territories:

	Years Ended December 31			
Net Sales (In thousands)	2001	2000	Increase/ (Decrease)	% Change
North America	$ 262,676	$ 270,116	$ (7,440)	(2.8)%
International	116,316	76,887	39,429	51.3%
Net Sales	$ 378,992	$ 347,003	$ 31,989	9.2%

NORTH AMERICA NET SALES

The decrease in net sales in North America for the year ended December 31, 2001 as compared to the same period of 2000 was primarily due to:

The industry's transition to four new hardware platforms, two of which were just released in November of 2001. Many of our key genres, wrestling and children's, are best suited to the broader demographic which occurs as the hardware platforms reach a larger installed base. Based on the higher installed base of all four hardware platforms in 2002 and our increasing product line, we anticipate our net sales in North America to increase in 2002.

Although the total amount of actual units shipped in 2001 was 24% higher than in 2000, our net sales decreased due to declining pricing on legacy products and no new releases of N64 product which sells at a higher price than other products.

To date, the recent terrorist attacks in the United States have not had a material impact on our financial position or results of operations. The future economic consequences of those attacks are still unknown at this time. We cannot determine if the attacks or any events arising as a result of those attacks will have a material impact on our business in the future.

INTERNATIONAL NET SALES

The increase in net sales in the international territories for the year ended December 31, 2001 as compared to the same period of 2000 was primarily due to:

- Our offices in France and Australia conducting business for the full year as compared to only nine months and three months, respectively, in 2000.
- The release of 5 PlayStation 2 titles in 2001 as compared to no titles in 2000.
- A 105% increase in net sales of titles for the handheld gaming systems Nintendo Game Boy Color and Nintendo Game Boy Advance.

This increase was offset by a 52% decrease in PlayStation net sales due to the transition to PlayStation 2.

We expect our international net sales to increase at a slower rate in 2002 as compared to 2001 and as compared to our expected 2002 North America growth rate. This is due to the launches of next generation hardware occurring at later dates, resulting in a smaller installed base.

COSTS AND EXPENSES, INTEREST INCOME – NET, AND INCOME TAXES

Information about our costs and expenses, interest income – net, and income taxes for the years ended December 31, 2001 and 2000 is presented below:

	Years Ended December 31	
Percent of Net Sales	2001	2000
Costs and expenses:		
Cost of sales	40.9%	40.6%
License amortization and royalties	8.7	10.0
Software development amortization	9.3	12.4
Product development	5.6	5.5
Selling and marketing	12.3	12.2
Payment to venture partner	2.3	5.1
General and administrative	6.6	5.6
Total costs and expenses	85.7	91.4
Income from operations	14.3	8.6
Interest income, net	0.7	0.4
Income before income taxes	15.0	9.0
Income taxes	5.5	3.8
Net income	9.5%	5.2%

COST OF SALES

Cost of sales as a percentage of net sales remained relatively constant for the year ended December 31, 2001 compared to the same period of 2000. We expect our cost of sales to decrease slightly in 2002 due to a higher percentage of sales from disc based products that carry lower manufacturing costs than cartridge-based products.

LICENSE AMORTIZATION AND ROYALTIES

License amortization and royalties decreased as a percentage of net sales for the year ended December 31, 2001 compared to the same period of 2000 primarily due to sales of *Red Faction* and *Summoner* which carries no license amortization and royalties because we own the intellectual property.

SOFTWARE DEVELOPMENT AMORTIZATION

Software development amortization decreased as a percentage of net sales for the year ended December 31, 2001 compared to the same period of 2000 primarily due to:

- An increase in the percentage of handheld games sold during the period, which generally carry lower software development costs than console games.

- The May 2000 non-cash charge which included a $7.1 million charge to software development amortization related to discontinued games or unrecoverable milestone payments. Before the May 2000 non-cash charge, software development amortization for the year ended December 31, 2000 was 10.3% of net sales.

We expect our software development amortization to increase in 2002 as a percentage of net sales due to a higher percentage of sales derived from next generation home console products, which carry higher software development costs than legacy products and handheld games.

PRODUCT DEVELOPMENT

Product development expenses remained relatively constant as a percentage of net sales for the year ended December 31, 2001 compared to the same period of 2000. Product development expenses increased by $2.0 million for the year ended December 31, 2001 as compared to the same period of 2000. This increase is related to the increased headcount of our corporate product development department required to support the launch of four new hardware platforms over a twelve-month period and the increased number of titles under development.

SELLING AND MARKETING

Selling and marketing expenses increased by $4.3 million for the year ended December 31, 2001 as compared to the same period of 2000. This increase is directly related to the increase in net sales. Selling and marketing expenses have remained relatively constant as a percentage of net sales for the years ended December 31, 2001 and 2000.

PAYMENT TO VENTURE PARTNER

Payment to JAKKS Pacific, Inc. has decreased as a percentage of total net sales and in absolute dollars for the year ended December 31, 2001 compared to the same period of 2000 in direct relation to the decrease in World Wrestling Federation Entertainment related sales as a percentage of our total net sales for the year due to fewer titles released in 2001. We expect the expense to continue to decrease as a percentage of net sales as we continue to diversify our product portfolio.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased by $5.6 million due to the expenses required to support the increased net sales and an increase in our allowance for doubtful accounts and it also increased as a percentage of net sales to 6.6% compared to 5.6% for the same period of 2000. The increase as a percentage of net sales is primarily due to an increase in our bad debt allowance related to the Chapter 11 bankruptcy filing of Kmart.

INTEREST INCOME, NET

Interest income, net increased for the year ended December 31, 2001 compared to the same period of 2000 as a result of higher average cash, cash equivalents and short-term investment balances due to the proceeds from our secondary offering on November 13, 2001. As a result of the secondary offering, we expect our interest income, net to increase as a percentage of net sales in 2002.

INCOME TAXES

The effective tax rate for the year ended December 31, 2001 was 36.5%, and the effective tax rate for 2000 was 41.8%. The decrease in the effective tax rate from 2000 to 2001 is due primarily to the relocation of our warehouse to a state that has a lower overall tax rate. In addition, the effective tax rate for 2000 was negatively impacted by the acquisition of Volition which increased the rate by 2.5%. We expect our effective tax rate for 2002 to be approximately 37.5%.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31, 1999

Net income for the year ended December 31, 2000 was $18.2 million ($0.84 per diluted share), as compared to net income of $31.3 million ($1.48 per diluted share) for the same period in 1999. The 2000 results were negatively impacted by a non-cash charge, as discussed below, totaling $9.8 million before taxes and $5.9 million after taxes ($0.27 per diluted share).

NON-CASH CHARGE

In May 2000, as part of our regular impaired asset review and also as a result of changing technology in the video game market, we incurred a write-off of $9.8 million or $5.9 million after tax. The write-off consisted of costs associated with software development and related costs for products that had been discontinued or whose values were deemed unrecoverable through future undiscounted cash flows. The following costs were recorded in the consolidated statement of operations in the second quarter of fiscal year 2000 and classified as follows:

(In thousands)	
Cost of sales	$ 572
License amortization and royalties	1,460
Software development amortization	7,071
Product development	102
Selling and marketing	56
General and administrative	528
	$ 9,789

The component amount in cost of sales is a write down of inventory to the lower of cost or market. The charge in license amortization and royalties relates directly to unrecoverable minimum guarantees. The charge in software development amortization relates directly to discontinued games or unrecoverable milestone payments. The charge in product development and selling and marketing consists of ancillary product and advertising costs while general and administrative contains an increase for provision for doubtful accounts.

SALES BY PLATFORM

The following table sets forth our net sales by platform as a percentage of sales for the years ended December 31, 2000 and 1999:

	Years Ended December 31	
Platform Revenue Mix	2000	1999
Sony PlayStation 2	2.6%	— %
Sony PlayStation	41.0	37.1
Nintendo Game Boy Color	20.3	16.5
Nintendo 64	28.6	35.2
PC	3.2	8.4
Other	4.3	2.8
	100.0%	100.0%

The following table sets forth our net sales by platform for the years ended December 31, 2000 and 1999:

	Years Ended December 31			
Net Sales (In thousands)	2000	1999	Increase/ (Decrease)	% Change
Sony PlayStation 2	$ 9,064	$ —	$ 9,064	N/A
Sony PlayStation	142,429	112,691	29,738	26.4%
Nintendo Game Boy Color	70,379	50,070	20,309	40.6%
Nintendo 64	99,176	106,888	(7,712)	(7.2)%
PC CD-ROM	11,035	25,283	(14,248)	(56.4)%
Other	14,920	8,551	6,369	74.5%
Net Sales	$ 347,003	$ 303,483	$ 43,520	14.3%

SONY PLAYSTATION 2 NET SALES

We released our first PlayStation 2 title in the fourth quarter of 2000, *Summoner.*

SONY PLAYSTATION NET SALES

PlayStation net sales increased for year ended December 31, 2000 compared to the same period of 1999 primarily due to the release of *WWF SmackDown!* and *WWF SmackDown! 2 (Know Your Role)* in 2000.

NINTENDO GAME BOY COLOR NET SALES

Sales for Game Boy Color increased as a result of the release of 19 titles in 2000 versus only 11 in 1999. Some titles included *Rugrats In Paris*, *Chicken Run*, *Who Wants To Be A Millionaire* and *Power Rangers: Lightspeed Rescue*.

NINTENDO 64 NET SALES

N64 sales decreased for the year ended December 31, 2000 as compared to the same period of 1999 due in part to the weaker market for N64 product as the industry transitioned to the next generation of hardware. We only had 4 N64 releases in 2000 whereas we had 10 N64 releases in 1999.

PC CD-ROM NET SALES

PC CD-ROM net sales decreased for the year ended December 31, 2000 as compared to the same period of 1999 due to the release of only 6 PC CD-ROM titles in 2000 as compared to 11 PC CD-ROM titles released in 1999.

SALES BY TERRITORY

The following table sets forth, for the years ended December 31, 2000 and 1999, our sales for the North America and international territories:

Net Sales (In thousands)	Years Ended December 31 2000	1999	Increase/ (Decrease)	% Change
North America	$ 270,116	$ 228,827	$ 41,289	18%
International	76,887	74,656	2,231	3%
Net Sales	$ 347,003	$ 303,483	$ 43,520	14%

NORTH AMERICA NET SALES

The increase in net sales in North America for the year ended December 31, 2000 compared to the same period of 1999 was due to the increased number of titles released in 2000 compared to 1999. Increased net sales of *WWF* titles in 2000 compared to 1999 also contributed to the increase in North America net sales.

INTERNATIONAL NET SALES

The increase in net sales in the international territories for the year ended December 31, 2000 as compared to the same period of 1999 was primarily due to the addition of our French and Australian subsidiaries in March, 2000 and September, 2000, respectively. This increase in net sales was offset by decreases in our German net sales, decreases in unit volumes for titles on the N64 and PlayStation platforms and the strengthening of the US dollar compared to key foreign currencies. There was also a decline in 2000 of LucasArts *Star Wars Episode One* games from 1999 when sales peaked due to the release of the movie by the same name.

COSTS AND EXPENSES, INTEREST INCOME – NET, AND INCOME TAXES

Information about our costs and expenses, interest income – net, and income taxes for the years ended December 31, 2000 and 1999 is presented below:

Percent of Net Sales	Years Ended December 31 2000	1999
Costs and expenses:		
Cost of sales	40.6%	44.4%
License amortization and royalties	10.0	9.5
Software development amortization	12.4	6.4
Product development	5.5	5.1
Selling and marketing	12.2	11.7
Payment to venture partner	5.1	2.0
General and administrative	5.6	4.9
Total costs and expenses	91.4	84.0
Income from operations	8.6	16.0
Interest income, net	0.4	0.3
Income before income taxes	9.0	16.3
Income taxes	3.8	6.0
Net income	5.2%	10.3%

COST OF SALES

Cost of sales as a percentage of net sales decreased for the year ended December 31, 2000 compared to the same period of 1999 primarily due to an increase in sales of a higher proportion of PlayStation, PlayStation 2 and Game Boy Color titles, all of which have higher gross margins than Nintendo 64 games.

LICENSE AMORTIZATION AND ROYALTIES

License amortization and royalties increased for the year ended December 31, 2000 compared to the same period of 1999 primarily due to the May 2000 non-cash charge. Before the May 2000 non-cash charge, license amortization and royalties for the year ended December 31, 2000 was 9.6%.

SOFTWARE DEVELOPMENT AMORTIZATION

Software development amortization increased for the year ended December 31, 2000 compared to the same period of 1999 primarily due to:

- The May 2000 non-cash charge which included a $7.1 million charge to software development amortization related to discontinued games or unrecoverable milestone payments. Before the May 2000 non-cash charge, software development amortization for the year ended December 31, 2000 was 10.3% of net sales.

- A change in our product mix away from Nintendo 64 titles to other platforms that generally carry higher software development costs.

PRODUCT DEVELOPMENT

Product development expenses increased slightly as a percentage of net sales and by $3.6 million in absolute dollars for the year ended December 31, 2000 compared to December 31, 1999. This increase is related to the increased headcount of our corporate product development department required to support the launch of four new hardware platforms over a twelve-month period and the increased number of titles under development.

SELLING AND MARKETING

Selling and marketing expenses for the year ended December 31, 2000 remained relatively constant as a percentage of net sales compared to the same period of 1999 and increased by $7.0 million in absolute dollars compared to 1999. This increase is a result of several significant advertising and promotional campaigns to promote our *WWF*, *Rugrats*, *Power Rangers*, *Evil Dead*, *Summoner* and *MTV Sports* brands, as well as increased warehouse expenses.

PAYMENT TO VENTURE PARTNER

Payment to JAKKS Pacific, Inc. increased as a percentage of total net sales and in absolute dollars for the year ended December 31, 2000 compared to the same period of 1999 in direct relation to the increase in World Wrestling Federation Entertainment related sales as a percentage of our total net sales for this period. Because the license with the WWF was not effective until November 1999, there were no WWF product sales in the first ten months of 1999.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased as a percentage of net sales by .7% compared to the same period of 1999 and increased in dollar terms by $4.6 million over 1999. This increase is attributed to higher volumes, increased licensing efforts, and additional backoffice activities to support four new platform launches in 2000 and 2001.

INTEREST INCOME, NET

Interest income, net increased by $214,000 compared to 1999 as a result of increased cash flows from operations and higher average cash and cash equivalent balances during the period.

INCOME TAXES

The effective tax rate for the year ended December 31, 2000 was 41.8%; the effective tax rate for 1999 was 36.9%. The 1999 effective tax rate was positively impacted by the reversal of a $2.5 million valuation allowance related to prior years net operating losses. The effective tax rate for 2000 was negatively impacted by the acquisition of Volition which increased the rate by 2.5%.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of cash are product purchases, payments to licensors, payments to developers and the costs of internal software development. In order to purchase products from the manufacturers, we typically open letters of credit in their favor or obtain a line of credit from the manufacturer.

Our cash, cash equivalents and short-term investments increased to $206.2 million during the year ended December 31, 2001 primarily due to the proceeds from our November 13, 2001 secondary offering. Cash, cash equivalents and short-term investments were $253.3 million as of March 15, 2002. Cash provided by operating activities for the year ended December 31, 2001 was $33.2 million.

We entered into approximately 15 new license agreements in 2001 with minimum guarantees of approximately $22.6 million. As of December 31, 2001, we had obligations with respect to future guaranteed minimum license payments of $17.6 million.

We used approximately $53.1 million to fund external and internal software development of approximately 120 games during 2001 and used approximately $28.8 million to fund external and internal development of approximately 75 games in 2000.

We used $44.1 million in investing activities during the year ended December 31, 2001, which is primarily made up of $35.1 million in purchases of short-term investments. We also acquired a 44% interest in NI Sports for $3.3 million in cash. See "Notes to Consolidated Financial Statements – Other Long-Term Assets."

The amount of our accounts receivable is subject to significant seasonal variations as a consequence of the seasonality of our sales and is typically highest at the end of the year.

In November 2001 and December 2001 we completed a secondary public offering of approximately 3,064,000 shares of our $.01 par value common stock at a public offering price of $53.50. The net proceeds from this offering were $154.6 million. In addition, we also generated $16.7 million from the exercise of options and warrants to purchase our common stock. The repayment of borrowings from our line of credit required expenditures of $15.5 million.

Accordingly, we believe that our cash, cash equivalents and short-term investments, funds provided by operations and borrowing capacity will be adequate to meet our anticipated requirements, on both a short-term and long-term basis, for operating expenses, product purchases and payments for licenses and software development.

GUARANTEES AND COMMITMENTS. In addition to the future guaranteed minimum license payments mentioned above, we also have various operating lease commitments of $10.4 million expiring at various times through 2012. We also have advertising commitments under most of our major license agreements. These minimum commitments generally range from 2% to 10% of net sales related to the license. We estimate that our minimum commitment for advertising in 2002 to be approximately $15-$20 million. As of December 31, 2001, we had approximately $6.8 million in obligations under our credit facilities with respect to outstanding letters of credit and no outstanding borrowings.

CREDIT FACILITIES. On August 31, 2000 we entered into a Revolving Credit Agreement with Union Bank of California and a syndicate of other financial institutions. Under the terms of the Revolving Credit Agreement, as amended, we are permitted to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 through August 1, 2002 subject to the following:

We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate up to $35,000,000 between August 1, 2001 and January 31, 2002; and $20,000,000 between February 1, 2002 and July 31, 2002. In addition, outstanding borrowings cannot exceed $10,000,000 for August 1, 2001 through October 31, 2001; $30,000,000 from November 1, 2001 through December 31, 2001; $20,000,000 from January 1, 2002 through January 31, 2002; and $10,000,000 from February 1, 2002 to July 31, 2002.

We must not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a specified minimum net worth and limits our ability to incur additional indebtedness, sell assets and enter into certain mergers or acquisitions. We are not permitted to pay cash dividends. Amounts outstanding under these credit facilities bear interest, at our choice, at either a) the bank's prime rate (4.8% at December 31, 2001) or b) the London Interbank Offered Rate (1.87% at December 31, 2001) plus 1.85%.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of business, principally risk associated with interest rate and foreign currency fluctuations.

INTEREST RATE RISK

We have interest rate risk primarily related to our investment portfolio. A substantial portion of our short-term investments is in a mutual fund made up of non-mortgage United States Government Securities, corporate notes and commercial paper and fixed and floating rate asset-backed securities. The value of this investment may fluctuate with changes in interest rates. However, we believe this risk is immaterial due to the short-term nature of the fund. Our interest rate risk related to debt is also immaterial due to the short maturity of the debt. We have no fixed rate debt.

FOREIGN CURRENCY RISK

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the Great British Pound ("GBP") and the Euro which may result in a loss of earnings to us. The volatility of the GBP and the Euro (and all other applicable currencies) are monitored frequently throughout the year. While we have not engaged in foreign currency hedging, we may in the future use hedging programs, currency forward contracts, currency options and/or other derivative financial instruments commonly utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk.

INDEPENDENT AUDITORS' REPORT

To the Stockholders of THQ Inc.,
Calabasas Hills, California

We have audited the accompanying consolidated balance sheets of THQ Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Los Angeles, California
February 13, 2002 and March 8, 2002 as to Note 9

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31 2001	December 31 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 171,059	$ 27,998
Short-term investments	35,106	—
Accounts receivable — net	126,011	135,048
Inventory	9,917	10,707
Licenses	16,758	8,756
Software development	34,664	11,818
Deferred income taxes	—	9,202
Income taxes receivable	290	—
Prepaid expenses and other current assets	7,498	4,557
Total current assets	401,303	208,086
Property and equipment — net	13,891	10,607
Licenses — net of current portion	8,345	2,382
Software development — net of current portion	4,466	949
Deferred income taxes	—	581
Goodwill — net	48,202	1,717
Other long-term assets — net	11,759	5,620
TOTAL ASSETS	$ 487,966	$ 229,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Lines of credit	$ —	$ 15,473
Accounts payable	27,186	22,956
Accrued expenses	22,944	23,448
Accrued royalties	30,001	29,869
Income taxes payable	—	6,071
Deferred income taxes	1,567	—
Total current liabilities	81,698	97,817
Accrued royalties — net of current portion	6,686	—
Deferred income taxes	720	—
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, par value $.01, 75,000,000 shares authorized; 25,986,498 and 20,460,538 shares issued and outstanding as of December 31, 2001 and 2000, respectively	260	205
Additional paid-in capital	316,888	85,747
Accumulated other comprehensive loss	(2,187)	(1,715)
Retained earnings	83,901	47,888
Total stockholders' equity	398,862	132,125
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 487,966	$ 229,942

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Years Ended December 31 2001	2000	1999
Net sales	$ 378,992	$ 347,003	$ 303,483
Costs and expenses:			
Cost of sales	154,898	140,699	134,563
License amortization and royalties	33,144	34,675	28,858
Software development amortization	35,144	42,875	19,512
Product development	21,154	19,151	15,511
Selling and marketing	46,745	42,446	35,440
Payment to venture partner	8,673	17,707	6,119
General and administrative	25,090	19,530	14,970
Total costs and expenses	324,848	317,083	254,973
Income from operations	54,144	29,920	48,510
Interest income, net	2,572	1,323	1,109
Income before income taxes	56,716	31,243	49,619
Income taxes	20,703	13,054	18,293
Net income	$ 36,013	$ 18,189	$ 31,326
Net income per share — basic	$ 1.65	$ .91	$ 1.65
Net income per share — diluted	$ 1.52	$ .84	$ 1.48
Shares used in per share calculation — basic	21,811	20,091	19,040
Shares used in per share calculation — diluted	23,749	21,568	21,197

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31, 1999, 2000 and 2001					
(In thousands, except per share data)	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 1999	18,768,591	$ 129	$ 63,503	$ 60	$ (1,627)	$ 62,065
Exercise of warrants and options	1,128,643	8	4,955	—	—	4,963
Issuance of warrants	—	—	3,627	—	—	3,627
Stock compensation	—	—	464	—	—	464
Tax benefit related to the exercise of employee stock options	—	—	6,763	—	—	6,763
Three-for-two stock dividend	—	62	(62)	—	—	—
Comprehensive income:						
Net income	—	—	—	—	31,326	31,326
Other comprehensive income						
Foreign currency translation adjustment	—	—	—	(902)	—	(902)
Comprehensive income	—	—	—	—	—	30,424
Balance at December 31, 1999	19,897,234	199	79,250	(842)	29,699	108,306
Exercise of warrants and options	563,304	6	4,299	—	—	4,305
Stock compensation	—	—	406	—	—	406
Tax benefit related to the exercise of employee stock options	—	—	1,792	—	—	1,792
Comprehensive income:						
Net income	—	—	—	—	18,189	18,189
Other comprehensive income						
Foreign currency translation adjustment	—	—	—	(873)	—	(873)
Comprehensive income	—	—	—	—	—	17,316
Balance at December 31, 2000	20,460,538	$ 205	$ 85,747	$ (1,715)	$ 47,888	$ 132,125
Exercise of warrants and options	1,603,609	16	16,705	—	—	16,721
Issuance of common stock from secondary offering	3,064,148	31	154,574	—	—	154,605
Issuance of common stock for Rainbow acquisition	858,203	8	48,640	—	—	48,648
Stock compensation	—	—	299	—	—	299
Tax benefit related to the exercise of employee stock options	—	—	10,923	—	—	10,923
Comprehensive income:						
Net income	—	—	—	—	36,013	36,013
Other comprehensive income						
Foreign currency translation adjustment	—	—	—	(703)	—	(703)
Unrealized gain on investments	—	—	—	231	—	231
Comprehensive income	—	—	—	—	—	35,541
Balance at December 31, 2001	25,986,498	$ 260	$ 316,888	$ (2,187)	$ 83,901	$ 398,862

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 36,013	$ 18,189	$ 31,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,416	3,225	1,678
Amortization of licenses and software development	35,335	50,193	19,996
Provision for doubtful accounts, discounts and returns	47,374	35,387	35,009
Litigation settlement	—	—	564
Loss on disposal of property and equipment	117	114	63
Stock compensation	299	406	464
Tax benefit from disqualified dispositions	10,923	1,792	6,763
Deferred income taxes	11,338	(112)	692
Changes in operating assets and liabilities:			
Accounts receivable	(37,665)	(74,770)	(72,743)
Inventory	743	(5,442)	11,200
Licenses	(22,596)	(6,680)	(28,842)
Software development	(53,095)	(28,763)	(15,422)
Prepaid expenses and other current assets	(2,901)	(2,374)	(670)
Accounts payable and accrued expenses	1,320	19,291	(3,086)
Accrued royalties	6,952	(1,427)	15,134
Income taxes (receivable) payable	(6,336)	7,107	(9,203)
Net cash provided by (used in) operating activities	33,237	16,136	(7,077)
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Purchase of short-term investments	(35,124)	—	—
Proceeds from sale of property and equipment	65	64	39
Acquisition adjustment	—	—	2,540
Acquisition of property and equipment	(5,750)	(7,877)	(4,447)
Investment in Yuke's Co., Ltd.	—	(5,020)	—
Investment in Network Interactive Sports Ltd.	(3,325)	—	—
Increase (decrease) in other long-term assets	50	(114)	(261)
Net cash used in investing activities	(44,084)	(12,947)	(2,129)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
Net (decrease) increase in short-term borrowings	(15,473)	(1,229)	7,118
Net proceeds from issuance of common stock	154,605	—	—
Principal payments on long-term debt	(1,806)	—	—
Proceeds from exercise of warrants and options	16,721	4,305	4,963
Net cash provided by financing activities	154,047	3,076	12,081
Effect of exchange rate changes on cash	(139)	279	(535)
Net increase in cash and cash equivalents	143,061	6,544	2,340
Cash and cash equivalents — beginning of period	27,998	21,454	19,114
Cash and cash equivalents — end of period	$ 171,059	$ 27,998	$ 21,454

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:			
Income taxes	$ 8,204	$ 4,350	$ 19,569
Interest	$ 74	$ 354	$ 247

On December 21, 2001 we issued 858,203 shares of common stock and assumed 106,259 stock options as part of the purchase price of Rainbow Multimedia Group, Inc. The issuance increased common stock and additional paid-in-capital by $8,000 and $48.6 million respectively, and was allocated among the assets acquired. (See Note 3)

(In thousands)	
Estimated fair values	
Tangible assets acquired	$ 4,123
Intangible assets acquired	3,531
Liabilities assumed	(5,411)
Goodwill	46,690
Purchase price	$ 48,933

On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 201,660 shares of common stock in a non-cash transaction. On July 23, 2001, Stanley Shenker Associates, Inc. (a related party to the World Wrestling Federation Entertainment) exchanged all of its warrants for 25,282 shares of common stock in a non-cash transaction.

On August 2, 1999, we issued to the World Wrestling Federation Entertainment and a related party to the World Wrestling Federation Entertainment, warrants, expiring December 31, 2009, to purchase 281,250 shares of common stock at $10.42 per share which had a fair value at the time of issuance of $3.1 million. (See Note 9 and 12).

In 1999, we consolidated the venture with JAKKS Pacific Inc. resulting in the consolidation of our $2.0 million investment.

In 1999, we renegotiated the purchase of THQ Entertainment and received a payment of $2.5 million from the sellers.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

BUSINESS. THQ Inc., a Delaware corporation, is a developer and publisher of interactive entertainment software for the leading hardware platforms in the home video game market. We currently develop and publish titles for Sony's PlayStation 2, Microsoft's Xbox, Nintendo GameCube, Nintendo Game Boy Advance, personal computers ("PCs"), wireless devices and online in most interactive software genres including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy. Our customers include Wal-Mart, Toys "R" Us, Target, Electronics Boutique, Best Buy, Game Stop, Kay Bee Toys, and other national and regional retailers, discount store chains and specialty retailers.

Unless the context otherwise requires, references in this document to "THQ" or the "Company" include THQ Inc. and all of its wholly owned subsidiaries.

LICENSE AGREEMENTS. We have a license agreement with Sony pursuant to which we have the non-exclusive right to utilize the Sony name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 128-bit Sony PlayStation 2 in the United States and Canada which expires in March 2003. We are currently in negotiation for the Sony PlayStation 2 license agreement for Europe. We also have two license agreements with Sony pursuant to which we have the non-exclusive right to utilize the Sony name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the for use with the 32-bit Sony PlayStation in North America and Latin America and Europe, Australia and New Zealand which expire in August 2002 and December 2005, respectively.

We have a license agreement with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the Game Boy Advance handheld game console in the Western Hemisphere which expires in July 2004. We are currently in negotiation for the Nintendo Game Boy Advance license agreement for Europe, Australia and New Zealand. We are also currently in negotiation for the Nintendo GameCube license agreement. We also have two license agreements with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the Game Boy Color handheld game console in North America and Latin America and Europe, Australia and New Zealand which expire in March 2004 and October 2002, respectively. We have two license agreements with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 64-bit Nintendo 64 in North America and Latin America and Europe, Australia and New Zealand which expire in May 2003 and January 2004, respectively.

We have a license agreement with Microsoft pursuant to which we have the non-exclusive right to utilize the Microsoft name, related trademarks, and its proprietary information and technology in order to develop and market software for use with the 128-bit Microsoft Xbox which expires in November 2004.

Our business is dependent on these license agreements with Sony, Nintendo and Microsoft. Substantially all of our products are manufactured by Sony, Nintendo and Microsoft authorized vendors who charge us an amount for each disc-based product or cartridge manufactured. This charge includes a manufacturing, printing and packaging fee as well as a royalty for the use of their respective names, proprietary information and technology.

In addition, we must indemnify Sony, Nintendo and Microsoft, as appropriate, with respect to all loss, liability and expense resulting from any claim against Sony, Nintendo and Microsoft involving the development, marketing, sale or use of our titles, including any claims for copyright or trademark infringement brought against Sony, Nintendo and Microsoft. As such, we bear the risk that the properties and information and technology licensed from Sony, Nintendo and Microsoft and incorporated in the software may infringe the rights of third parties. Generally, we are entitled to indemnification from our software developers and property licensors to cover our indemnification obligations to Sony, Nintendo and Microsoft but no assurance can be given that, if any claim is brought against us, the developers and/or licensors will have sufficient resources to indemnify us.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of THQ Inc. and our wholly owned subsidiaries. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership), are accounted for by the equity method. All material intercompany balances and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities of foreign operations are translated at current rates of exchange while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate exchange rate changes for transactions denominated in currencies other than the functional currency. Foreign currency transaction gains and losses are not material and are included in general and administrative expenses.

CASH EQUIVALENTS. We consider all highly liquid investments purchased with maturities less than three months to be cash equivalents.

INVESTMENTS. Investments with a maturity greater than three months, but less than one year, at the time of purchase are considered to be short-term investments. We invest in highly liquid debt instruments with strong credit ratings. The carrying amount of the investments approximates fair value due to their short maturity. We have short-term investments totaling $30.1 million that are classified as available-for-sale and the related unrealized holding gains and (losses) are recorded as a separate component of accumulated other comprehensive income. At December 31, 2001 the unrealized holding loss was immaterial. We also have $5.0 million in short-term investments that are classified as held-to-maturity and are stated at cost. The investment in Yuke's Co., Ltd. is also classified as available-for-sale and is included in other long-term assets in the accompanying balance sheet (See Note 10). The unrealized holding gain on the investment in Yuke's Co., Ltd. was $249,000 at December 31, 2001.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The carrying value of our draws on our line of credit from our banks are considered to approximate their fair value because the interest rate of these instruments is based on variable reference rates.

CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. We place cash and cash equivalents with high credit-quality institutions and limit the amount of credit exposure to any one institution. Most of our sales are made directly to mass merchandisers and national retailers. Due to the increased volume of sales to these channels, we have experienced an increased concentration of credit risk, and as a result, may maintain individually significant receivable balances with such mass merchandisers and national retailers. While we frequently monitor and manage this risk, financial difficulties on the part of one or more of our major customers may have a material adverse effect on us. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

Sales (before returns and allowances) to a major customer represented 14%, 17% and 15% of gross sales in the years ended December 31, 2001, 2000 and 1999, respectively. This customer accounted for approximately 18% and 24% of accounts receivable at December 31, 2001 and 2000, respectively. Sales (before returns and allowances) to another major customer represented 12%, 16% and 11% of gross sales in the years ended December 31, 2001, 2000 and 1999, respectively. This customer accounted for approximately 16% and 20% of accounts receivable at December 31, 2001 and 2000, respectively.

INVENTORY. Inventory, which consists principally of finished products, are stated at the lower of cost (moving weighted average) or market. We estimate the net realizable value of slow-moving inventory on a title by title basis, and charge the excess of cost over net realizable value to cost of sales.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease term. Property and equipment consist of the following at:

		December 31	
(In thousands)	Lives	2001	2000
Building	30 yrs	$ 689	$ —
Land	—	401	—
Computer equipment and software	3-10 yrs	16,860	12,534
Furniture, fixtures and equipment	5 yrs	2,579	2,293
Leasehold improvements	3-6 yrs	1,137	914
Automobiles	2-5 yrs	111	—
Less accumulated depreciation and amortization		(7,886)	(5,134)
		$ 13,891	$ 10,607

LICENSES. All minimum guaranteed payments for intellectual property licenses are initially recorded as an asset (licenses) and as a liability (accrued royalties) at the contractual amount upon execution of the contract. Payments for intellectual property licenses are classified as current assets and current liabilities to the extent they relate to anticipated sales during the subsequent year and long-term assets and long-term liabilities if the sales are anticipated after one year.

Licenses are expensed to license amortization and royalties at the contractual royalty rate based on actual net product sales or on the ratio of current units sold to total projected units sold, whichever is higher. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these items to license amortization and royalties. Such charges are attributable to changes in market conditions or product quality considerations.

SOFTWARE DEVELOPMENT. We utilize both independent software developers and internal development teams to develop our software. We account for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. We evaluate technological feasibility on a product-by-product basis. Amounts related to software development for which technological feasibility is not met are charged immediately to product development.

Capitalized software development is expensed to software development amortization at the contractual rate based on actual net product sales or on the ratio of current units sold to total projected units sold, whichever is higher. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these items to software development amortization. Such charges are attributable to changes in market conditions or product quality considerations.

GOODWILL AND LONG-LIVED ASSETS. Goodwill represents the excess purchase price over net assets acquired and is being amortized, through December 31, 2001, on a straight-line basis over 10 years, except for the goodwill associated with the acquisition of Rainbow which has not been amortized under the provisions of SFAS No. 141. We evaluate long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. The changes in the carrying amount of goodwill for the years ended December 31, 2001 and 2000, respectively are as follows:

	Years Ended December 31	
(In thousands)	2001	2000
Balance at beginning of period	$ 1,717	$ 2,066
Goodwill acquired during the period	48,758	—
Amortization during the period	(404)	(215)
Effect of foreign currency exchange rates	5	(134)
	50,076	1,717
Less: Goodwill associated with equity-method investment (See Note 10)	(1,874)	—
Balance at end of period	$ 48,202	$ 1,717

REVENUE RECOGNITION. We recognize revenue when title and risk of loss transfers to the customer, provided that no significant vendor support obligations remain outstanding and that collection of the resulting receivable is deemed probable by management. Although we generally sell our products on a no-return basis, in certain circumstances we may allow returns, price concessions, or allowances on a negotiated basis. We estimate such returns and allowances based upon management's evaluation of our historical experience, retailer inventories, the nature of the titles and other factors. Such estimates are deducted from gross sales (See Note 5). Software is sold under a limited 90-day warranty against defects in material and workmanship. To date, we have not experienced material warranty claims.

ADVERTISING. Advertising and sales promotion costs are generally expensed as incurred, except for television airtime and print media costs associated with media campaigns which are deferred and charged to expense as the airtime or advertising space is used for the first time. Advertising costs were $14.8 million, $27.1 million and $10.1 million in the years ended December 31, 2001, 2000 and 1999, respectively.

STOCK-BASED COMPENSATION. We account for our employee stock plans under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We account for equity instruments issued to other than employees for acquiring goods and services, typically rights to intellectual property, using the fair value at the date of grant.

INCOME TAXES. Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of our assets and liabilities, based on enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

BASIC AND DILUTED EARNINGS PER SHARE. The following table is a reconciliation of the weighted-average shares used in the computation of basic and diluted EPS for the years presented:

	Years Ended December 31		
(In thousands, except per share data)	2001	2000	1999
Net income used to compute basic and diluted earnings per share	$ 36,013	$ 18,189	$ 31,326
Weighted average number of shares outstanding — basic	21,811	20,091	19,040
Dilutive effect of stock options and warrants	1,938	1,477	2,157
Number of shares used to compute earnings per share — diluted	23,749	21,568	21,197

Stock options to purchase 483,000, 1,412,000 and 746,000 shares of common stock in 2001, 2000 and 1999, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common shares.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have an impact on our financial statements.

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 as to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The acquisition of Rainbow has been accounted for under SFAS No. 141 and goodwill is not amortized. We will adopt SFAS No. 142 on January 1, 2002. We amortized approximately $404,000 of goodwill in 2001. We are currently evaluating the impairment provisions of SFAS No. 142 and have not determined the impact, if any, they will have on our financial statements.

In August 2001, the FASB issued a new pronouncement SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting issues for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 but retains the fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. It is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of SFAS No. 144 will not have a material impact on our financial statements because it retains the fundamental provisions of SFAS No. 121 which we have already adopted.

PERVASIVENESS OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to licenses, software development, accrued returns and allowances and the allowance for doubtful accounts.

RECLASSIFICATIONS. Certain reclassifications have been made to the prior years consolidated financial statements to conform with current year consolidated financial statements.

NOTE 3. BUSINESS COMBINATIONS

RAINBOW MULTIMEDIA GROUP, INC. On December 21, 2001, we completed the acquisition of Rainbow Multimedia Group, Inc., an Arizona corporation ("Rainbow"). The results of Rainbow's operations have been included in the consolidated financial statements since that date. Rainbow designs entertainment content for video game consoles and personal computers, and creates long and short form computer generated animation for traditional and interactive media. Rainbow's team of artist and engineers helps strengthen our internal development and our ability to create original content.

In the acquisition, each share of Rainbow was converted into 0.03598 of a share of our common stock, or approximately 858,000 shares. The amount of shares is subject to change pending the final determination of Rainbow's net book value at December 21, 2001. In addition, outstanding Rainbow employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 106,000 shares of our common stock.

The acquisition has been accounted for using the purchase method under SFAS No. 141. The purchase price was determined based on the average market price of our common stock over the 4-day period before the closing date of December 21, 2001. The purchase price also includes the fair value of stock options assumed, an estimate of the transaction costs, and an adjustment for Rainbow's estimated net book value at December 21, 2001. The allocation of the purchase price is based on studies and valuations that are currently being finalized. We do not believe that the final purchase price allocation will produce materially different results than those reflected below. The preliminary allocation of the purchase price is as follows:

(In thousands)	
Estimated fair values	
Tangible assets acquired	$ 4,123
Intangible assets acquired	3,531
Liabilities assumed	(5,411)
Goodwill	46,690
Purchase price	$ 48,933

The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000, assumes the Rainbow acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition of Rainbow been affected on the dates indicated.

	Years Ended December 31	
(In thousands, except per share data)	2001	2000
Net sales	$ 390,601	$ 353,723
Net income	36,575	15,007
Net income per share — basic	1.62	.72
Net income per share — diluted	1.48	.67

OTHER ACQUISITIONS. On August 31, 2000, we completed the acquisition of Volition, Inc., a Delaware corporation ("Volition"). In the acquisition, each share of Volition was converted into 0.10989011 of a share of our common stock, or approximately 890,000 shares. In addition, outstanding Volition employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 110,000 shares of our common stock.

On December 13, 1999, we completed the acquisition of Genetic Anomalies, Inc., a Delaware corporation ("GA"). In the acquisition, each share of GA was converted into 0.0536 of a share of our common stock, or approximately 220,000 shares. In addition, outstanding GA employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 45,000 shares of our common stock.

On May 24, 1999, we completed the acquisition of Pacific Coast Power & Light Company, a California corporation ("PCP&L"). In the acquisition, each share of PCP&L was converted into 0.09008 of a share of our common stock, or approximately 727,000 shares. In addition, outstanding PCP&L employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 196,000 shares of our common stock.

These acquisitions have been accounted for as poolings of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if PCP&L, GA and Volition had always been part of our company.

All transactions between us, Volition, GA and PCP&L have been eliminated in the consolidated financial statements.

NOTE 4. CREDIT FACILITY

On August 31, 2000 we entered into a Revolving Credit Agreement with Union Bank of California and a syndicate of other financial institutions. Under the terms of the Revolving Credit Agreement, as amended, we are permitted to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 through August 1, 2002 subject to the following:

We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate up to $35,000,000 between August 1, 2001 and January 31, 2002; and $20,000,000 between February 1, 2002 and July 31, 2002. In addition, outstanding borrowings cannot exceed $10,000,000 for August 1, 2001 through October 31, 2001; $30,000,000 from November 1, 2001 through December 31, 2001; $20,000,000 from January 1, 2002 through January 31, 2002; and $10,000,000 from February 1, 2002 to July 31, 2002.

We must not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a specified minimum net worth and limit the ability for us to incur additional indebtedness, sell assets and enter into certain mergers or acquisitions. We are not permitted to pay cash dividends. Amounts outstanding under these credit facilities bear interest, at our choice, at either a) the bank's prime rate (4.8% at December 31, 2001) or b) the London Interbank Offered Rate (1.87% at December 31, 2001) plus 1.85%. As of December 31, 2001, we had approximately $6.8 million in obligations with respect to outstanding letters of credit and no outstanding borrowings. Under the previous credit facility at December 31, 2000, we had approximately $5.3 million in obligations with respect to outstanding letters of credit and $15.5 million in outstanding borrowings.

NOTE 5. ACCOUNTS RECEIVABLE AND ACCRUED RETURNS AND ALLOWANCES

Accounts receivable is due primarily from domestic and foreign retailers and distributors, including mass merchants and specialty stores. Accounts receivable at December 31, 2001 and 2000 consists of the following:

	December 31	
(In thousands)	2001	2000
Accounts receivable — domestic	$ 116,333	$ 137,865
Other receivables — domestic	2,419	531
Allowance for domestic returns and doubtful accounts	(24,000)	(21,676)
Accounts receivable — foreign	47,875	28,186
Allowance for foreign returns and doubtful accounts	(16,616)	(9,858)
Accounts receivable — net	$ 126,011	$ 135,048

The allowance for domestic accrued returns and allowances consists of the following:

	Years Ended December 31		
(In thousands)	2001	2000	1999
Balance at January 1	$ (21,676)	$ (16,845)	$ (15,008)
Provision for discounts and returns	(29,177)	(27,390)	(28,072)
Actual discounts and returns	26,853	22,559	26,235
Ending balance	$ (24,000)	$ (21,676)	$ (16,845)

The allowance for foreign accrued returns and allowances consists of the following:

	Years Ended December 31		
(In thousands)	2001	2000	1999
Balance at January 1	$ (9,858)	$ (7,326)	$ (3,890)
Provision for discounts and returns	(18,209)	(7,997)	(6,937)
Actual discounts and returns	11,451	5,465	3,501
Ending balance	$ (16,616)	$ (9,858)	$ (7,326)

NOTE 6. EMPLOYEE PENSION PLAN

We sponsor for our United States employees, a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan provides that employees may defer up to 12% of annual compensation, and that we will make a matching contribution equal to each employee's deferral, up to 4% of compensation. We may also contribute funds to the plan in the form of a profit-sharing contribution. Expenses under the plan were $1.3 million, $1.1 million and $477,000 in 2001, 2000 and 1999, respectively.

NOTE 7. INCOME TAXES

Income before provision for income taxes consisted of:

	Years Ended December 31		
(In thousands)	2001	2000	1999
United States	$ 52,569	$ 29,540	$ 45,776
Foreign	4,147	1,703	3,843
	$ 56,716	$ 31,243	$ 49,619

The provision for income taxes consists of the following:

	Years Ended December 31		
(In thousands)	2001	2000	1999
Current			
Federal	$ 8,000	$ 9,048	$ 13,648
State	434	3,395	2,897
Foreign	1,231	712	1,056
	9,665	13,155	17,601
Deferred			
Federal	9,223	209	121
State	1,524	(200)	755
Foreign	291	(110)	(184)
	11,038	(101)	692
Provision for income taxes	$ 20,703	$ 13,054	$ 18,293

A reconciliation of the provision for income taxes at the federal statutory rate to the provision recorded in the accompanying financial statements is as follows:

	Years Ended December 31		
(In thousands)	2001	2000	1999
Federal provision at statutory rate	35.0%	35.0%	35.0%
State taxes (net of Federal benefit)	2.2	4.1	5.0
Change in valuation allowance	—	—	(5.2)
Preacquisition loss from Volition, Inc.	—	2.5	1.2
Rate differences in foreign taxes and other, net	(0.7)	0.2	0.9
	36.5%	41.8%	36.9%

Deferred income taxes were:

	December 31					
	2001			2000		
(In thousands)	Federal	State	Foreign	Federal	State	Foreign
Current						
Deferred income tax assets:						
Allowance for doubtful accounts, discounts and returns	$ 8,400	$ 779	$ 4	$ 7,855	$ 1,347	$ 294
License abandonment	—	—	—	4,763	817	—
Package design costs	664	62	—	40	7	—
Deferred compensation	280	26	—	—	—	—
State income taxes	391	—	—	846	—	—
Net operating loss	246	—	—	905	—	—
Other — net	558	54	—	297	242	—
Total deferred income tax assets	10,539	921	4	14,706	2,413	294
Deferred income tax liabilities:						
Software development costs	(11,924)	(1,107)	—	(6,601)	(1,132)	—
State income taxes	—	—	—	(478)	—	—
Deferred income taxes	$ (1,385)	$ (186)	$ 4	$ 7,627	$ 1,281	$ 294
Non-Current						
Deferred income tax assets:						
Deferred compensation	$ —	$ —	$ —	$ 175	$ 30	$ —
Other — net	284	26	—	321	55	—
Net deferred tax assets	284	26	—	496	85	—
Deferred income tax liabilities						
Identifiable intangible assets	(1,030)	—	—	—	—	—
Deferred income taxes	$ (746)	$ 26	$ —	$ 496	$ 85	$ —

The valuation reserve decreased by $2.5 million during 1999.

As of December 31, 2001 we had federal net operating loss carryforwards of approximately $702,000 (expiring from 2009 to 2011).

At December 31, 2001 we had accumulated foreign earnings of $7.0 million. We do not plan to repatriate these earnings, therefore, no United States income tax has been provided on the foreign earnings. If such earnings were distributed, United States income taxes would be partially reduced for taxes paid to the jurisdictions in which the income was earned. Additionally, we have not tax effected the cumulative translation adjustment as we have no intention of repatriating foreign earnings.

NOTE 8. STOCK OPTION PLAN

We have two stock option plans (the 1990 Plan and 1997 Plan) that provide for the issuance of up to 1,462,500 and 7,025,000 shares, respectively, available for employees, consultants and non-employee directors. As of December 31, 2001, no options under the 1990 Plan and 1,645,145 options under the 1997 Plan were available for grant. Stock options granted under the option plans may be incentive stock options or nonstatutory stock options. Options may be granted under the option plans to, in the case of incentive stock options, all employees (including officers) of THQ; or, in the case of nonstatutory stock options, all employees (including officers), consultants and non-employee directors of THQ.

On July 20, 2001, our stockholders approved an amendment to the Amended and Restated 1997 Stock Option Plan (the "1997 Amended Plan") to increase the number of shares of common stock for which options may be issued. The 1997 Amended Plan now provides for the issuance of up to 7,025,000 shares of common stock for option grants to directors, officers and key employees. The purchase price per share of common stock purchasable upon exercise of each option may not be less than the fair market value of such share of common stock on the date that such option is granted. Generally, options granted under this plan become exercisable over three years and expire within five years from the date of grant.

On June 8, 2000, the Board of Directors approved the THQ Inc. Non-executive Employee Stock Option Plan (the NEEP Plan). The NEEP Plan has primarily the same attributes as the 1990 Plan and the 1997 Plan, but participation is reserved for employees who are not executive officers and under the NEEP Plan only nonqualified options will be granted. The NEEP Plan provides for the issuance of up to 928,000 shares, of which no more than 20% is available for awards to our non-executive officers and no more than 15% is available for awards to the non-executive officers or general managers of our subsidiaries or divisions. As of December 31, 2001, 134,049 options were available for grant.

The exercise price per share of all options granted under the plans in 1999, 2000 and 2001 has been the closing market price of the stock on the date of the grant.

Stock Options	Weighted Average Exercise Price	Number of Shares
Balance at January 1, 1999	$ 7.72	2,482,259
Granted	$ 22.24	1,258,200
Exercised	$ 5.48	(882,119)
Canceled	$ 11.97	(282,416)
Balance at December 31, 1999	$ 15.11	2,575,924
Granted	$ 15.78	1,518,959
Exercised	$ 9.15	(251,665)
Canceled	$ 14.53	(429,915)
Balance at December 31, 2000	$ 15.92	3,413,303
Granted	$ 39.02	2,137,874
Exercised	$ 14.14	(1,085,692)
Canceled	$ 20.21	(220,677)
Balance at December 31, 2001	$ 27.63	4,244,808
Options exercisable at December 31, 1999	$ 9.37	599,339
Options exercisable at December 31, 2000	$ 13.47	1,217,779
Options exercisable at December 31, 2001	$ 17.26	1,172,760

Options granted and shares exercised relating to options granted outside of our stock option plans during 1999, 2000 and 2001 are listed below. Share exercise prices for these options equal the market price of our common stock at the date of the grant except for options issued by PCP&L and GA, which were issued at below market value. These options were accounted for under APB Opinion No. 25 and we have recognized compensation expense of $299,000, $406,000 and $464,000 for 2001, 2000 and 1999, respectively. Generally, options granted outside of our stock option plans become exercisable over three years and expire within five years from the date of grant.

Stock Options	Weighted Average Exercise Price	Number of Shares
Balance at January 1, 1999	$ 4.58	1,119,892
Granted	$ 2.46	62,204
Exercised	$ 1.80	(199,450)
Canceled	$ 4.81	(26,072)
Balance at December 31, 1999	$ 5.02	956,574
Exercised	$ 1.95	(211,639)
Canceled	$ 0.69	(30,432)
Balance at December 31, 2000	$ 6.11	714,503
Granted	$ 20.67	106,265
Exercised	$ 4.75	(291,158)
Canceled	$ 0.86	(621)
Balance at December 31, 2001	$ 9.79	528,989
Options exercisable at December 31, 1999	$ 5.21	656,196
Options exercisable at December 31, 2000	$ 6.72	643,352
Options exercisable at December 31, 2001	$ 10.24	503,851

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Price	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.37 - $ 11.13	956,872	3	$ 8.05
$ 11.17 - $ 18.75	1,034,565	3	$ 15.46
$ 19.13 - $ 26.17	961,582	3	$ 23.95
$ 28.54 - $ 37.44	400,325	4	$ 30.21
$ 41.23 - $ 58.67	1,420,453	6	$ 44.80
	4,773,797	4	$ 25.65

Range of Exercise Price	Shares Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.37 - $ 11.13	682,524	$ 7.21
$ 11.17 - $ 18.75	522,906	$ 14.22
$ 19.13 - $ 26.17	370,843	$ 24.83
$ 28.54 - $ 37.44	54,375	$ 31.05
$ 41.23 - $ 58.67	45,963	$ 46.99
	1,676,611	$ 15.15

The estimated fair value of the options granted in 2001, 2000 and 1999 was $47.0 million, $12.7 million and $15.4 million, respectively. We apply APB Opinion No. 25 and related Interpretations in accounting for stock option plans. Accordingly, no compensation cost for our stock option plans has been recognized in 2001, 2000 or 1999, except for options issued by PCP&L and GA, which were issued at below market value. Had compensation cost for our stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", our net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31		
(In thousands, except per share data)	2001	2000	1999
Net income:			
As reported	$ 36,013	$ 18,189	$ 31,326
Pro forma	$ 17,537	$ 8,371	$ 24,625
Diluted net income per Share:			
As reported	$ 1.52	$ .84	$ 1.48
Pro forma	$ .74	$ .39	$ 1.16

The fair market value of options granted under the stock option plans during 2001, 2000 and 1999 was determined using the Black-Scholes option pricing model utilizing the following assumptions:

	Years Ended December 31		
	2001	2000	1999
Dividend yield	0%	0%	0%
Anticipated volatility	74%	73%	70%
Weighted average risk-free interest rate	4.33%	6.12%	5.53%
Expected lives	4 years	4 years	4 years

NOTE 9. CAPITAL STOCK TRANSACTIONS

On December 21, 2001, we issued 858,203 shares of common stock as part of the purchase price of Rainbow (See Note 3).

On November 13, 2001 we issued 2,750,000 shares of our common stock in a secondary public offering. As part of the offering, on December 12, 2001, the underwriters exercised their right to purchase an additional 314,148 shares. The net proceeds from these issuances were $154.6 million. We intend to use the net proceeds for general corporate purposes, including working capital, capital expenditures, product development, joint ventures and strategic acquisitions.

In connection with obtaining the World Wrestling Federation license (See Note 12), in August 1999 we issued to World Wrestling Federation Entertainment and a related party to World Wrestling Federation Entertainment, warrants to purchase 281,250 shares of common stock at $10.42 per share having a fair value of $3.1 million at the time of issuance. The warrants expire December 31, 2009.

On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 201,660 shares of common stock in a non-cash transaction. On July 23, 2001, Stanley Shenker Associates, Inc. (a related party to World Wrestling Federation Entertainment) exchanged all of its warrants for 25,282 shares of common stock in a non-cash transaction. The issuance of shares of our common stock upon the exchange of warrants to both World Wrestling Federation Entertainment and Stanley Shenker was made pursuant to the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended.

On July 20, 2001, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of our common stock from 35,000,000 to 75,000,000. On July 24, 2001, we amended our Certificate of Incorporation to reflect this increase in authorized shares.

On August 31, 2000, we issued 890,110 shares of common stock as part of the purchase price for Volition. On December 13, 1999, we issued 220,048 shares of common stock in connection with the acquisition of GA. On May 24, 1999, we issued 727,436 shares of common stock as part of the purchase price for PCP&L (See Note 3).

In February 1999, in settlement of litigation, we issued warrants expiring March 19, 2000 to Millennium Partners to purchase 150,000 shares of common stock at $16.08 per share. The fair value of the warrants at issuance was $564,000.

Other than World Wrestling Federation Entertainment and Stanley Shenker warrants that were exchanged for common stock mentioned above, there were no additional warrants exercised in 2001. During the years ended December 31, 2000 and 1999 the number of warrants to purchase our common stock exercised were 100,000 and 64,000, respectively. We received proceeds from the exercise of such warrants totaling $1.6 million and $766,000 in the years ended December 31, 2000 and 1999, respectively.

In connection with obtaining the Nickelodeon master license, in February 2002, we issued to MTV Networks, a division of Viacom International Inc., warrants to purchase 50,000 shares of common stock at $43.69 per share having a fair value of $1.2 million at the time of issuance. The warrants expire December 31, 2005.

On March 8, 2002, we announced that our Board of Directors declared a three-for-two stock split of our shares of common stock to be effected in the form of a 50% stock dividend, which will be distributed on or about April 9, 2002, to stockholders of record as of the close of business on March 26, 2002. The effect of the stock dividend is not reflected in the consolidated financial statements.

NOTE 10. OTHER LONG-TERM ASSETS

On December 21, 2001 we acquired all the outstanding shares of Rainbow Multimedia Group, Inc. (See Note 3). As part of the determination of the fair value, we have allocated a portion of the purchase price to the following identifiable intangible assets:

(In thousands)	Value	Useful Lives
Trade name	$ 1,025	indefinite
Trade secrets	1,800	5
Non-compete / Employment contracts	706	7
Total identifiable intangible assets	$ 3,531	

Accumulated amortization at December 31, 2001 was not material.

On June 13, 2001, T.HQ International Ltd. and HotGen Studios Ltd. entered into a Joint Venture Agreement pursuant to which T.HQ International Ltd. acquired a 44% interest in Network Interactive Sports Limited ("NI Sports"), formerly wholly owned by HotGen Studios Ltd. In exchange for this interest, T.HQ International Ltd. agreed to invest $3.3 million in cash. Goodwill, which resulted from the investment, net of accumulated amortization was $1.9 million at December 31, 2001. This investment is included in other long-term assets in the accompanying balance sheet and is accounted for using the equity method. For the year ended December 31, 2001, our equity in the net loss of the joint venture is immaterial and included in general and administrative expenses in the accompanying statements of operations. The financial statements of the joint venture are immaterial and have therefore not been included.

NI Sports uses client/server technology to offer multi-player games to subscribers across a variety of platforms including PCs and Wireless Application Protocol enabled mobile phones. Areas of potential future growth are extensions of this technology to game consoles, interactive television and other internet-access devices. NI Sports' first product is *Sky Sports Football Manager*, an online soccer game for the United Kingdom market which was released in November 2001.

On March 21, 2000, we acquired less than a 20% interest in Japanese developer, Yuke's Co., Ltd., which at the time was privately held. In December 2001, Yuke's Co., Ltd. had an initial public offering of its common stock which is now traded on the Japanese Nasdaq stock market. Accordingly, we have started accounting for this investment under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (See Note 1). Unrealized holding gains and losses are excluded from earnings and are included as a component of other comprehensive income until realized. The original cost of this investment was $5.0 million. The agreement provides that for a certain time period, under separate development agreements, Yuke's Co., Ltd. will create exclusively for us wrestling games for the PlayStation and PlayStation 2 in North America and Europe. Due to the long-term nature of this agreement, this investment is included in other long-term assets in the accompanying balance sheet.

NOTE 11. RELATED PARTY TRANSACTIONS

In 1998 and 1999, we paid Inland Productions, Inc., a software developer in which we acquired a 25% interest on July 1, 1996, $4,891,000 and $4,905,000, respectively. As of December 31, 1998 and 1999, we owed Inland Productions, Inc. $166,000 and $137,000, respectively. In 2000, Inland Productions, Inc., purchased the 25% interest we acquired in 1996.

NOTE 12. AGREEMENT WITH JAKKS PACIFIC, INC. AND TITAN SPORTS INC.

We entered into an agreement with JAKKS Pacific, Inc., as recently amended, to govern our relationship with respect to the WWF license we jointly obtained from Titan Sports, Inc. (now known as World Wrestling Federation Entertainment, Inc.,) in June 1999. Our relationship with JAKKS was established to develop, manufacture, distribute, market and sell video games, as well as sublicense product pursuant to the license from World Wrestling Federation Entertainment. We control the venture, therefore, all transactions and balances are consolidated with the Company. The principal terms of this operating agreement are as follows:

- We will be responsible for funding all operations of the venture, including all payments owing to World Wrestling Federation Entertainment.
- For the period commencing November 16, 1999 and ending June 30, 2006, JAKKS will be entitled to receive a preferred payment equal to the greater of a fixed guarantee, payable quarterly, or specified percentages of the "net sales" from World Wrestling Federation Entertainment licensed games (as defined) in amounts that vary based on the platform. The payment of these amounts is guaranteed by us. We are entitled to the profits and cash distributions remaining after the payment of these amounts. As of December 31, 2000, we have exceeded the minimum guarantee for preferred payments.
- For periods after June 30, 2006, the amount of the preferred payment will be subject to renegotiation between the parties. An arbitration procedure is specified in the event the parties do not reach agreement.
- We will be responsible for the day-to-day operations of the venture. We will continue to be responsible for development, sales and distribution of World Wrestling Federation Entertainment licensed games, while JAKKS will continue to be responsible for the approval process and other relationship matters with World Wrestling Federation Entertainment. We will both continue to co-market the games.

The license agreement with World Wrestling Federation Entertainment extends through December 31, 2009, with an option for a five-year automatic extension if we pay them a specified minimum amount during the initial ten-year period of the agreement.

In November 2001, through our relationship with JAKKS, we entered into a letter of intent to expand the license to include exclusive rights to other wrestling content produced by World Wrestling Federation Entertainment. In exchange for these rights we have agreed to increase the minimum guarantee to World Wrestling Federation Entertainment through December 31, 2009.

NOTE 13. STOCKHOLDERS RIGHTS PLAN

On August 15, 2001 the Board of Directors (the Board) approved an amended and restated Stockholders Rights Plan (the Plan). Each share of common stock has one preferred stock purchase right ("Right") associated with it. Pursuant to the Plan, each Right entitles the holder to buy one one-thousandth (1/1000) of a share of a new series of preferred stock at an exercise price of $10, subject to adjustment. The Rights become exercisable 10 days after any person or group acquires, or 10 business days after any person or group has announced its intention to commence a tender offer for, 15% or more of the outstanding common stock.

In the event that any person or group acquires 15% or more of our outstanding common stock, each holder of a Right (other than such person or group) will be entitled to purchase, at the exercise price, the number of shares of common stock having a current market value equal to two times the exercise price of the Right.

If we are acquired in a merger or other business combination, each holder of a Right will be entitled to purchase, at the exercise price, a number of shares of common stock of the acquirer having a current market value equal to two times the exercise price of the Right.

We may redeem the Rights at a redemption price of $.001 per right at any time until 10 days after the acquisition of 15% of our common stock. At any time after a person or group has acquired 15% or more but less than 50% of our common stock, we may exchange all or part of the Rights for shares of common stock at an exchange ratio of one share of common stock for each Right or 1/1000 of such new series of preferred stock per Right, subject to adjustment. The rights expire on June 21, 2010.

NOTE 14. COMMITMENTS AND CONTINGENCIES

ADVERTISING. We have certain minimum advertising commitments under most of our major license agreements. The minimum commitments generally range from 2% to 10% of net sales related to the license. We estimate that our minimum commitment for advertising in 2002 to be approximately $15-$20 million.

LEASES. We are committed under operating leases with lease termination dates to 2012. Minimum future rentals pursuant to these leases as of December 31, 2001 are as follows:

(In thousands)	Facilities	Equipment
2002	$ 2,751	$ 353
2003	2,173	280
2004	1,442	170
2005	1,118	122
2006	410	11
Thereafter	1,556	5
	$ 9,450	$ 941

Rent expense was $2.7 million, $2.2 million, and $1.8 million in 2001, 2000 and 1999, respectively.

WARRANTS. We are committed under a letter of intent with World Wrestling Federation Entertainment (See Note 12) to issue warrants to purchase 100,000 shares of common stock upon execution of the long form amendment to the license, at the then current market price. The warrants will expire on December 31, 2009. We also have a commitment to issue warrants to purchase 10,000 shares of common stock to Tetris Company and warrants to purchase 10,000 shares of common stock to a related external developer in connection with our license agreement with Tetris Company. At this time, the warrant terms are being negotiated. We will record the fair market value of these warrants when they are issued.

LEGAL PROCEEDINGS. We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled In re THQ Inc. Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint. Defendants have filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated the company's stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. The plaintiffs are purported investors who purchased shares of our common stock from October 26, 1999 through May 24, 2000. The lawsuit is in the discovery phase and a trial date has been set for

November 12, 2002. We and all of the individual defendants have taken the position that this lawsuit is without merit. At this early stage, however, we cannot predict the likely outcome of this litigation.

On February 13, 2001, the World Championship Wrestling, Inc. filed a civil action against us in Superior Court in the state of Georgia. The lawsuit alleged a breach of contract relating to the Interactive License Agreement, dated as of December 29, 1995, between the WCW and us. The Plaintiffs in the lawsuit alleged that we had not paid sufficient royalties due under the agreement for the Nintendo 64 game Revenge. The lawsuit was dismissed with prejudice on January 8, 2002, in accordance with a settlement agreement we entered into with World Championship Wrestling, Inc. on December 21, 2001.

We are involved in other routine litigation arising in the ordinary course of our business. In the opinion of our management, none of the other pending litigation will have a material adverse effect on our consolidated financial condition or results of operations.

NOTE 15. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment in which we are a developer, publisher and distributor of interactive entertainment software for the leading hardware platforms in the home video game market. The following information sets forth geographic information on our sales and long-lived assets for the years ended December 31, 1999, 2000 and 2001:

(In thousands of dollars)	United States	United Kingdom	Germany	France	Australia	Consolidated
Year ended December 31, 1999:						
Sales to unaffiliated Customers	$ 228,827	$ 41,404	$ 33,252	$ —	$ —	$ 303,483
Long-lived assets at December 31, 1999	$ 10,780	$ 1,962	$ 988	$ 1	$ —	$ 13,731
Year ended December 31, 2000:						
Sales to unaffiliated Customers	$ 270,116	$ 44,638	$ 20,442	$ 7,979	$ 3,828	$ 347,003
Long-lived assets at December 31, 2000	$ 16,792	$ 1,957	$ 1,971	$ 320	$ 235	$ 21,275
Year ended December 31, 2001:						
Sales to unaffiliated Customers	$ 262,676	$ 60,240	$ 25,517	$ 18,185	$ 12,374	$ 378,992
Long-lived assets at December 31, 2001	$ 80,289	$ 3,541	$ 2,370	$ 267	$ 196	$ 86,663

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Our summarized quarterly financial data is as follows:

(Amounts in thousands, except per share data)	March 31	June 30	September 30	December 31
Year ended December 31, 2000:				
Revenues	$ 70,390	$ 32,407	$ 53,293	$ 190,913
Expenses	63,315	46,236	50,468	155,741
Income (loss) before income taxes	7,075	(13,829)	2,825	35,172
Income taxes	3,130	(5,226)	1,510	13,640
Net income (loss)	$ 3,945	$ (8,603)	$ 1,315	$ 21,532
Net income (loss) per share:				
Basic	$ .20	$ (0.43)	$ .07	$ 1.06
Diluted	$ .18	$ (0.43)	$ .06	$ .99
Year ended December 31, 2001:				
Revenues	$ 59,328	$ 55,236	$ 68,045	$ 196,383
Expenses	57,986	49,696	62,930	151,664
Income before income taxes	1,342	5,540	5,115	44,719
Income taxes	482	2,086	1,901	16,234
Net income	$ 860	$ 3,454	$ 3,214	$ 28,485
Net income per share:				
Basic	$ .04	$ .16	$ .15	$ 1.22
Diluted	$ .04	$ .15	$ .14	$ 1.12

Due to rounding some of the figures above may differ slightly from the 10-Q's previously filed.

TRADEMARK & COPYRIGHT INFORMATION

CORPORATE INFORMATION

EXECUTIVE OFFICERS

Brian J. Farrell
President and Chief Executive Officer
Chairman of the Board of Directors

Jeffrey C. Lapin
Vice Chairman and Chief Operating Officer

Alison Locke
Executive Vice President - North American Publishing

Jack Sorenson
Executive Vice President - Worldwide Studios

Fred Gysi
Senior Vice President - Finance and Administration
and Chief Financial Officer

Tim Walsh
Senior Vice President - International Publishing

DIRECTORS

Brian J. Farrell
President and Chief Executive Officer
Chairman of the Board of Directors
THQ Inc.

Jeffrey C. Lapin
Vice Chairman and Chief Operating Officer
THQ Inc.

Lawrence Burstein
President
Unity Venture Capital Associates Limited

James L. Whims
Managing Director
Techfund Capital I, L.P.
and Techfund Capital II, L.P.

L. Gregory Ballard

CORPORATE OFFICE

THQ Inc.
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
Tel: 818-871-5000
Fax: 818-871-7400
www.thq.com

GENERAL COUNSEL

Sidley Austin Brown & Wood LLP
Los Angeles, California

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Los Angeles, California

REGISTRAR & TRANSFER AGENT

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602

COMMON STOCK

NASDAQ National Market System
Common Stock Symbol: THQI

THQ Inc.
27001 Agoura Road
Suite 325
Calabasas Hills, CA 91301
www.thq.com